GLOBAL corporate compliance

December 5, 2003

03045465

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC
USA 20549

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Attention: Office of International Corporate Finance

SEC MAIL RECEIVED PROCESSING
DEC 22 2003
WASH. D.C. 158 SECTION

SUPPL

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the 9 months ended September 30, 2003
2. Information Circular (including change of Auditor notices, Audited Financial Statements, Q2 Interim Financial Statements)
3. Instrument of Proxy
4. Supplemental Mail List Return Card
5. Message to Shareholders
6. Revised Notice of Meeting and Record Date

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

encl.

dlw 1/7

82-4431

INFORMATION CIRCULAR

FOR

SOLANA PETROLEUM CORP.

82-4731

SOLANA PETROLEUM CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting of the shareholders (the "Meeting") of Solana Petroleum Corp. (the "Corporation") will be held on December 22, 2003 at the offices of McLeod & Company LLP, Barristers & Solicitors, 3rd Floor - 14505 Bannister Road Southeast, Calgary, Alberta at 11:00 am (Calgary time) for the purposes of:

1. Receiving and considering the audited financial statements of the Corporation for the year ended December 31, 2002, and the report of its auditors;

2. The election of the persons proposed to be nominated as directors;

3. The appointment of DNTW Chartered Accountants LLP, as auditors of the Corporation;

4. The acquisition of a 100% property interest in approximately 411 square kilometres of mineral claims, leases and options located in northwestern Ontario from Hexagon Gold (Ontario) Ltd. for a total acquisition price of $1,000,000 pursuant to a Reverse Take-Over Transaction (as such term is defined in TSX Venture Exchange Policy 5.2);

5. The approval of the change of the Corporation's name to Q-Gold Resources Ltd.;

6. The approval of the Corporation's Stock Option Plan;

7. The approval of the consolidation of the Corporation's common shares up to a nine (9) for one (1) basis; and

8. On any other matters that may properly come before the Meeting in such a manner as the proxy may see fit.

DATED: November 3, 2003

By Order of the Board of Directors

(signed) "J. Bruce Carruthers II"

President and Chief Executive Officer

If you are unable to be present at the Meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY to Alberta Compliance Services Inc., #602, 304 - 8th Avenue S.W., Calgary Alberta, T2P 1C2 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

SOLANA PETROLEUM CORP.

TABLE OF CONTENTS

NEITHER THE TSX VENTURE EXCHANGE NOR ANY SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE REVERSE TAKE-OVER TRANSACTION DESCRIBED IN THIS INFORMATION CIRCULAR.

SOLANA PETROLEUM CORP.

INFORMATION CIRCULAR
IN RESPECT OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 22, 2003

I GENERAL INFORMATION:

NOTE: *Shareholders who do not hold their shares in their own name as registered shareholders should read "Advice to Beneficial Shareholders" herein for an explanation of their rights.*

PERSONS MAKING THE SOLICITATION

This Information Circular is provided in connection with the solicitation by management of Solana Petroleum Corp. ("Solana" or the "Corporation") of proxies for the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on December 22, 2003 at the offices of McLeod & Company LLP, #300, 14505 Bannister Road S.E., Calgary, Alberta, T2X 3J3, at 11:00 a.m. (Calgary time), or at any adjournment thereof, for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders ("Notice").

The directors contemplate a solicitation of proxies primarily by mail, but they may also solicit proxies personally, by facsimile, or by telephone. The costs of such solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of proxy, and may do so by printing the name of the nominee in the blank space provided in the first paragraph of the proxy form.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed by the shareholder or by his attorney authorized in writing and delivered to Alberta Compliance Services Inc. ("ACS"), #602, 304 - 8th Avenue SW, Calgary, Alberta, T2P 1C2, at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited at the offices of ACS at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to public shareholders of the Corporation since most public shareholders do not hold shares in their own name. Shareholders who do not hold their shares

in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. If shares are listed in the account statement provided to the shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name. Such shares are more likely held under the name of the broker or a broker's agent clearing house. Applicable corporate law provides that Beneficial Shareholders may request that the Beneficial Shareholder or the Beneficial Shareholder's nominee be appointed as the proxyholder for such shares. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against motions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting shares for their clients. The Corporation does not know whom the shares registered to CDS & Co. are held for. Therefore, Beneficial Shareholders cannot be recognized by the Corporation at the Meeting. In order to ensure that their shares are voted at the Meeting, Beneficial Shareholders should carefully follow the return instructions. Often, the form of proxy supplied to Beneficial Shareholders by their brokers is identical to that provided to registered shareholders, however, its purpose is limited to instructing the brokers/registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of the brokers now delegate the job of obtaining instructions from clients and voting shares according to their client's instructions to a corporation named Automatic Data Process Inc. ("ADP"). ADP typically applies a special sticker to the proxy forms produced by the Corporation, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return these proxy forms to ADP. ADP then tabulates the results of all instructions received and then votes the shares to be voted at the Meeting according to the instructions received. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders that produce proof of their identity.

VOTING PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The person indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them.

In the absence of any direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of:

1. the election of the persons proposed to be nominated as directors; and

2. the appointment of DNTW Chartered Accountants LLP, as auditors of the Corporation.

Further, in the absence of any direction to vote for or against, the shares shall be voted by the management appointees in favour of:

3. the acquisition of a 100% property interest in approximately 411 square kilometres of mineral claims, leases and options located in northwestern Ontario from Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") for a total acquisition price of $1,000,000 pursuant to a Reverse Take-Over Transaction (the "RTO Transaction") (as such term is defined in TSX Venture Exchange Policy 5.2);

4. the approval of the change of the Corporation's name to Q-Gold Resources Ltd.;

5. the approval of the Corporation's stock option plan;

6. the approval of the consolidation of the Corporation's common shares up to a nine (9) for one (1) basis; and

7. on any other matters that may properly come before the Meeting in such a manner as the proxy may see fit.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON INDICATED IN THE PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of the Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares") and an unlimited number of preferred shares, of which 17,225,900 Common Shares are issued and outstanding as of the date hereof.

Only the Common Shares are entitled to vote at the Meeting. Each Common Share entitles the holder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to the Common Shares of the Corporation.

The directors of the Corporation have fixed November 3, 2003 as the record date for determination of the persons entitled to receive notice of the Meeting. A shareholder of record as of the record date is entitled to vote his Common Shares except to the extent that he has transferred the ownership of any of his shares after the record date, and the transferee of those shares produces properly endorsed share certificates to the Secretary of the Corporation or Computershare Trust Company of Canada ("Computershare") or otherwise establishes that he owns the shares, and demands, not later than ten (10) days before the Meeting, that his name be included in the shareholder list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over shares carrying more than 10 percent of the voting rights attached to all shares of the Corporation as of the date of this Information Circular.

Pursuant to TSX Venture Exchange Inc. (the “Exchange”) Policy 5.2 (the "Policy"), all Common Shares held by:

(i) one or more of the beneficial owners of the assets, property, business or interest being purchased, optioned or otherwise acquired in the Reverse Take-Over, and any associates or affiliates of such persons ("Related Parties to the Sellers"); and

(ii) any beneficial owner (ie. company or individual) of the assets which are to be acquired as the Reverse Take-Over, and in relation to a company includes any promoters, officers, directors, other insiders or control persons, and any associates or affiliates of such persons, and in relation to an individual, any associate of the individual or any company of which the individual is a promoter, officer, director or control person, and all other parties to or associated with the Reverse Take-Over, and associates and affiliates of all such other parties ("Related Parties to the Reverse Take-Over"),

will not be voting shares for the purpose of approving the Reverse Take-Over.

LOAN AND CAPITAL STRUCTURE

The following table sets out the current and post RTO Transaction capital structure of the Corporation.

Capital	Authorized	Currently Outstanding	Outstanding on Completion of the RTO Transaction, 4 for 1 Consolidation and Private Placement(1)(2)	Outstanding on Completion of the RTO Transaction, 9 for 1 Consolidation and Private Placement(1)(2)
Common Shares	Unlimited	17,225,900 (-$805,894)	11,306,475 ($544,106)	8,913,989 ($544,106)
Preferred Shares	Unlimited	Nil	Nil	Nil

Notes:

(1) Assumes a consolidation of the Common Shares as indicated, the completion of the RTO Transaction and the proposed private placement by the Corporation of $400,000 through the issuance of 2,000,000 Common Shares at a price of $0.20 per share. See "Reverse Take-Over Transaction".

(2) Dollar values are gross proceeds before deducting any expenses associated with the transaction including RTO Transaction costs of $25,000, which will be charged to share capital.

EXISTING SHARE CAPITAL AND PRIOR SALES

For the twelve months preceding the date of the Information Circular, the following Common Shares have been issued:

	Number of Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received
Prior Sales of Securities within the last 12 months	nil	nil	nil	nil
Issued as of October 31, 2003	17,225,900	N/A	N/A	N/A

EXECUTIVE COMPENSATION

There are presently two executive officers of the Corporation. The term "executive officer" means the President, any Vice-President in charge of a principal business unit such as sales, finance or production, any officer of the Corporation or a subsidiary who performs a policy-making function for the Corporation whether or not that person is also a director of the Corporation or the subsidiary, and the Chairman and any Vice-Chairman of the Board of Directors of the Corporation if that person performs the functions of that office on a full-time basis. For the purposes hereof, the term "executive officer" also includes the four highest paid officers, regardless of the amount of compensation. The aggregate cash compensation (including salaries, fees (including directors' fees), commissions and bonuses to be paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year, the payment of which is deferred), paid to such executive officers and corporations controlled by them, by the Corporation and its subsidiaries for services rendered during the fiscal year ended December 31, 2002, was approximately $30,000. See “Indebtedness of Directors, Senior Officers, Executive Officers and Other Management”.

The officers are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as officers.

It is contemplated that upon completion of the RTO Transaction, there will be three executive officers of the Corporation. Their proposed salaries are as follows:

J. Bruce Carruthers II, President and Chief Executive Officer: $18,000 per annum
Eric A. Gavin, Vice-President, Finance and Administration and Chief Financial Officer: $12,000 per annum
Eugene Chen, Corporate Secretary: Nil

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**Long Term Incentive Plan Payouts ($)**	**All Other Compe-n-sation ($)**
J. Bruce Carruthers II President and Chief Executive Officer	2002 2001 2000	Nil $63,000 (1) $90,000 (1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William W. Root(2) Chief Financial Officer	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Eric A. Gavin Vice President, Finance and Administration	2002 2001 2000	$30,000 $30,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) These amounts were paid as management fees to Hexagon Resources, Inc., a company in which J. Bruce Carruthers II owns a 51% interest.

(2) William W. Root resigned as Chief Financial Officer on August 27, 2003. Eric A. Gavin was appointed Chief Financial Officer on August 28, 2003.

Compensation of Directors

During the fiscal year ended December 31, 2002, the Corporation paid no cash compensation to the directors for services rendered in their capacity as directors.

Executive Officers of the Corporation who also act as directors of the Corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such Executive Officers in their capacity as executive officers. See "Executive Compensation". It is contemplated that upon completion of the RTO Transaction, the directors of the Corporation will not be paid any cash compensation in their capacity as directors. Directors will receive compensation in the form of stock options.

Plans

The following table summarizes the existing stock options in the Corporation:

Name	Number of Common Shares Under Option	Exercise Price Per Common Share	Expiry Date
John A. Bolen	100,000	$0.17	September 22, 2005
Eric A. Gavin	50,000	$0.17	September 22, 2005
TOTAL	150,000		

Other

The aggregate value of all other compensation not described in this Information Circular paid or payable by the Corporation to any of its promoters, officers, directors, other insiders or associates and affiliates of these individuals, including the executive officers, is nil.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

No director, proposed nominee for election as a director, senior officer, executive officer, promoter or other member of management of the Corporation, nor any of their respective associates or affiliates, is or has been at any time during the past two years indebted to the Corporation except as follows:

J. Bruce Carruthers II, President and Chief Executive Officer - $105,840
Eric A. Gavin, Vice President, Finance and Administration - $16,447

Hexagon Resources, Inc. and Mr. Gavin have issued promissory notes to the Corporation for each of the respective amounts. The promissory notes indicate that the amounts accrue interest at 3% per annum, are due and payable on March 1, 2008 and interest payments only are due on June 1 and September 1, 2003. Monthly payments of principal and interest of $750 and $200 respectively are due commencing October 1, 2003.

The indebtedness shown above was due to the officers of the Corporation receiving loans from Solana in lieu of management fees as the Corporation was designated as inactive on September 24, 2001.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, management of the Corporation is not aware of any material interest, direct or indirect, of any insider of the Corporation, any proposed nominee for election as a director of the Corporation or any associate or affiliate of any such person in any transaction since the commencement of the Corporation's last fiscal year (January 1, 2002) or in any proposed transaction that has materially affected or would materially affect the Corporation.

MATERIAL CONTRACTS

The Corporation has not entered into any material contracts within two years of the date of this Information Circular except:

1. A Share Purchase Agreement dated January 31, 2003 between Solana Colombia Holdings Limited and S. Keith Hewitt (the "Divestiture Agreement").

2. An Option Agreement dated April 18, 2003 between the Corporation and Hexagon Gold (the "Option Agreement"). See "Reverse Take-Over Transaction".

Copies of the foregoing are available for review at the offices of McLeod & Company LLP, 3rd Floor, 14505 Bannister Road SE, Calgary, Alberta, during ordinary business hours to and including the date of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular under the heading "Reverse Take-Over Transaction", management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership, as of October 31, 2003, of any proposed nominee for election as a director of the Corporation or any associate or affiliate of any such person in any matter to be acted on.

TRADING RANGE OF THE COMMON SHARES

The following table sets forth information relating to the trading of the Common Shares on the Exchange since September 2002.

Date	High	Low	Volume
September 2002	$0.10	$0.03	147,800
October 2002	$0.08	$0.05	200,500
November 2002	$0.06	$0.03	196,500
December 2002	$0.07	$0.03	382,000
January 2003	$0.09	$0.03	93,000
February 2003	$0.06	$0.03	450,000
March 2003	$0.03	$0.01	173,000
April 2003	$0.02	$0.015	89,000
May 2003	$0.03	$0.01	55,500
June 2003	$0.015	$0.01	13,096
July 2003	n/a	n/a	n/a
August 2003	n/a	n/a	n/a

Date	High	Low	Volume
September 2003	n/a	n/a	n/a
October 2003	n/a	n/a	n/a

Notes:

(1) On June 20, 2003 the Alberta Securities Commission ("ASC") issued a Cease Trade Order (the "Order") against the Corporation's common shares. The British Columbia Securities Commission ("BCSC") also issued the equivalent order against the Corporation on July 16, 2003. The Order was issued as a result of the Corporation's failure to file its 2002 audited year end financial statements and its first quarter 2003 financial statements within the time frame designated under applicable securities legislation. On August 29th, 2003 the Corporation filed its financial statements for the first quarter ending March 31, 2003 and for the second quarter ending June 30, 2003 with the relevant regulatory agencies. On September 5th, 2003, the Corporation filed its audited financial statements for the year ended December 31, 2002. The BCSC revoked its order against the Corporation on September 9, 2003 and the ASC granted a partial revocation of the Order on October 21, 2003.

(2) Effective August 18, 2003, the Corporation was transferred from the Exchange's Tier 2 "inactive issuer" status to its newly-formed NEX Board. As a result, the Corporation is subject to restrictions on share issuance and certain types of payments as set out in NEX Policies as long as it remains on NEX. Upon approval of the RTO Transaction by the Exchange, the Corporation will be eligible for reinstatement to Tier 2 "active issuer" status on the Exchange.

ESCROWED SECURITIES

The following table sets out as of the date hereof the number of securities of the Corporation which are held in escrow:

Designation of Class	Number of Securities in Escrow as of the Date Hereof	Number of Securities in Escrow after Completion of RTO Transaction (1)	Number of Securities Outstanding after Completion of RTO Transaction and Private Placement(1)	Percentage of Class In Escrow after Completion of RTO Transaction (1)
Common Shares	Nil	5,000,000	8,913,989	56.09%

Note:

(1) Assuming a 9 for 1 consolidation of the Corporation's Common Shares and the subsequent Private Placement

Pursuant to an Escrow Agreement dated September 25, 1998 (the "Escrow Agreement"), certain principal shareholders of the Corporation, including J. Bruce Carruthers II and William W. Root, deposited 4,000,000 Common Shares (the "Escrowed Shares") with Computershare, to be held in escrow pursuant to the terms and conditions of the Escrow Agreement. The balance of the Escrowed Shares, being 600,000 pre-consolidation Common Shares were released on September 25, 2003.

Hexagon Gold will enter into an escrow agreement (the "Hexagon Gold Escrow Agreement") with the Corporation and Computershare, whereby Hexagon Gold will deposit 5,000,000 Common Shares (the "Hexagon Gold Shares") to be issued upon completion of the RTO Transaction and held in escrow with Computershare under the terms and conditions of the Hexagon Gold Escrow Agreement. The Escrow

Agreement will provide that the Hexagon Gold Shares may not be traded, released, transferred, or dealt with in any manner without the consent of the Exchange. The Hexagon Gold Shares will be releasable as to 10% upon completion of the RTO Transaction and 15% every six months thereafter.

SCHEDULES

The following is a summary of the schedules attached to this Information Circular:

Schedule "A" - Information relating to Hexagon Gold;
Schedule "B" - Unaudited financial statements of the Corporation for the period ended June 30, 2003;
Schedule "C" - Audited financial statements of the Corporation for the year ended December 31, 2002;
Schedule "D" - Pro forma financial statements of the Corporation as at June 30, 2003;
Schedule "E" - Audited statement of expenditures of Hexagon Gold for the years ended December 31, 2002, December 31, 2001 and December 31, 2000;
Schedule "F" - Stock Option Plan; and
Schedule "G" - Change of Auditor Package.

LEGAL PROCEEDINGS

Except as disclosed in this Information Circular, neither the Corporation nor Hexagon Gold is a party to any legal proceedings nor are any legal proceedings contemplated by the Corporation or Hexagon Gold that are material to the business and affairs of the Corporation and/or Hexagon Gold. Management of the Corporation and Hexagon Gold are not aware of any legal proceeding contemplated against them that are material to the business and affairs of the Corporation and/or Hexagon Gold.

TRANSFER & REGISTRAR

The transfer agent and registrar of the Corporation is Computershare Trust Company of Canada at its principal office in Calgary, Alberta.

II PARTICULARS OF MATTERS TO BE ACTED UPON:

To the knowledge of the Corporation's directors, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice, more particularly described as follows:

ELECTION OF DIRECTORS

It is proposed that six (6) directors be elected to serve until the next annual general meeting or until their successors are elected or appointed in accordance with the *Business Corporations Act* (Alberta) and the By-Laws of the Corporation. There are presently four (4) directors of the Corporation.

The following table indicates the names and municipalities of residence of the current directors of the Corporation and nominees for election as directors, the date each such person first became a director, the principal occupation of each such person as at the date of this Information Circular and their positions with the Corporation. The information contained in this table as to number of shares of the Corporation beneficially owned or controlled, directly or indirectly, is based upon information furnished to the

Corporation by the respective nominees. The board of directors is required to appoint an audit committee, the proposed members of which are also indicated in the following table.

Name, Municipality of Residence and Date First became a Director	Office or Proposed Office	Principal Occupation	Securities Beneficially Owned or Controlled as at the date of the Information Circular	Securities Beneficially Owned or Controlled After Consolidation, RTO Transaction and Private Placement[1]
J. Bruce Carruthers II[3] Flagstaff, Arizona March 25, 1998	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation since March 1998. President of Hexagon Resources, Inc., a private mineral exploration company since 1989.	1,556,500 Common Shares	5,172,944 [2] Common Shares
William W. Root Calgary, Alberta March 25, 1998	Director	Chief Financial Officer of the Corporation from August 1998 to August 2003. Operations Manager of Brinkeroff Drilling since October 2000.	500,000 Common Shares	55,556 Common Shares
John A. Bolen Fort Frances, Ontario September 22, 2000	Director	Vice President Exploration and General Manager of Hexagon Gold.	Nil 100,000 Options	687,500[2] Common Shares 11,111 Options
William F. Mudon[3] Denver, Colorado September 17, 2003	Director	Attorney, landman and consultant for Williams Production RMT Co. since September 2001. Landman and Consultant to Meramar Company from April 2001 to September 2001 and to Western Gas Resources from February 1999 to April 2001. Manager of Investor Relations and Landman for Golden Phoenix Minerals Inc. from August 1997 to September 1998.	50,000 Common Shares	5,556 Common Shares
Wayne G. Young[3] Calgary, Alberta Nominee	Director	Practising dentist in Calgary, Alberta since October 1993. Director from March 1998 to April 2003 of Berkshire Capital Corp. (now Minean International Corp.), a junior capital pool company listed on the Exchange.	Nil	50,000 Common Shares

Name, Municipality of Residence and Date First became a Director	Office or Proposed Office	Principal Occupation	Securities Beneficially Owned or Controlled as at the date of the Information Circular	Securities Beneficially Owned or Controlled After Consolidation, RTO Transaction and Private Placement(1)
Eugene Chen Calgary, Alberta Nominee	Corporate Secretary and Director	Associate lawyer practising corporate finance, securities and corporate/commercial law with McLeod & Company LLP since March 1996. Director and officer of various public and private companies.	4,000 Common Shares	50,444 Common Shares

Notes:

(1) Assuming a 9 for 1 consolidation of the Corporation's Common Shares.

(2) Hexagon Gold is owned 67.5% by Hexagon Resources, Inc. and 25% by John A. Bolen & Associates. J. Bruce Carruthers II owns 51% of Hexagon Resources, Inc. and John A. Bolen owns 55% of John A. Bolen & Associates.

(3) Proposed members of the audit committee.

APPOINTMENT OF AUDITORS

As a result of the resignation of PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation's auditors effective September 17, 2003, the Corporation appointed DNTW Chartered Accountants LLP as auditors for the Corporation, at a remuneration to be fixed by the Directors.

The management of the Corporation proposes to nominate DNTW Chartered Accountants LLP, 5917 - 1A Street SW, Calgary, Alberta, T2H 0G4, as auditors for the Corporation at a remuneration to be fixed by the directors, to hold office until the close of the next annual general meeting of the shareholders or until they are removed from office by the Corporation or resign as provided by law. DNTW Chartered Accountants LLP replaced PricewaterhouseCoopers LLP on September 17, 2003.

Copies of the Notice of Change of Auditor and letters from PricewaterhouseCoopers LLP and DNTW Chartered Accountants LLP are included as Schedule "G" to this Information Circular in accordance with National Policy 31 of the Canadian Securities Administrators.

In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the ratification of the appointment and re-appointment of the new auditors.

REVERSE TAKE-OVER TRANSACTION

1. Summary of Transaction and Resulting Issuer and Business

The following is a summary of information relating to the Corporation, Hexagon Gold and the Resulting Issuer (assuming completion of the RTO Transaction) and should be read together with the detailed information and financial data and statements contained in this Information Circular.

The shareholders of the Corporation are being asked to approve the acquisition by the Corporation of a 100% property interest in approximately 411 square kilometres (159 square miles) of largely contiguous gold and other mineral claims, leases and other mining rights owned by Hexagon Gold in the Mine Centre region (Kenora and Thunder Bay Mining Divisions) of northwestern Ontario (the "Mineral Properties").

Solana intends to acquire the Mineral Properties for the purchase price of $1,000,000 which will be satisfied through the issuance of 5,000,000 post-consolidated Common Shares of the Corporation at a deemed price of $0.20 per share. In addition, Hexagon Gold will retain a 2.0% net smelter royalty (NSR) on all future sales of minerals from the Mineral Properties. The initial work commitment (the "Work Program") on the Mineral Properties is approximately $204,000, as outlined in an independent mineral engineering report dated July 15, 2003 (the "Report") prepared by Northwest Mineral Development Services in accordance with National Instrument 43-101.

The transaction is non-arm's length as Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana.

In conjunction with the RTO Transaction, Solana is contemplating a financing of $400,000 at a price of $0.20 per share (the "Private Placement"). The Private Placement would be allocated for the Corporation's Work Program and working capital. The Private Placement may be partially brokered and would occur after the Corporation's proposed consolidation of Common Shares.

In order to expedite the Work Program, Hexagon Gold has arranged for up to a $150,000 loan as interim financing (the "Loan"). The Loan will be used to commence the Work Program prior to completion of the RTO Transaction. Upon completion of the RTO Transaction, it is contemplated that the Corporation will assume this Loan from Hexagon Gold and it will be converted into Common Shares on the same basic terms as the Private Placement.

The terms for the proposed RTO Transaction are set out in the Option Agreement. Pursuant to this agreement, completion of the RTO Transaction is conditional upon, among other things, all regulatory and shareholder approvals being obtained.

The independent directors of the Corporation have conducted a review of Hexagon Gold and have concluded the purchase price, subject to the above described conditions, represents a fair and reasonable price. Accordingly, as directors of the Corporation, they are supporting management in recommending the acquisition of Hexagon Gold as the Corporation's RTO Transaction, as defined in the Policy. Management of the Corporation believes the proposed acquisition is in the best interests of the Corporation and its shareholders.

Following completion of the RTO Transaction, the principal business of the Corporation will be the business of Hexagon Gold. See "Description of Hexagon Gold (Ontario) Ltd." (Schedule "A")

2. Offer to Purchase

The Corporation is offering to purchase a 100% property interest in approximately 411 square kilometres of mineral claims, leases and other mining rights from Hexagon Gold pursuant to the terms and conditions of the Option Agreement. See "Reverse Take-Over Transaction".

3. Available Funds

WORKING CAPITAL		
	Estimated As of October 31, 2003	Estimated After Completion of RTO Transaction and Private Placement
Corporation	$50,000	$25,000
Private Placement(1)	Nil	$400,000(2)
TOTAL	$50,000	$425,000(2)

Notes:

(1) In conjunction with the RTO Transaction, the Corporation is completing a private placement of at least $400,000 through the issuance of 2,000,000 common shares at a price of $0.20 per share.

(2) Indicates gross proceeds prior to deduction for any costs of issuance.

4. Principal Purposes

Principal Purpose	With Minimum Private Placement
Work Program	$204,000
General & Administrative Expenses	$60,000
Maintain Mineral Properties in Good Standing	$40,000
Unallocated Working Capital	$100,000
TOTAL	$404,000

The Corporation will spend the funds available to it on the completion of the RTO Transaction to complete Phase I of its proposed Work Program set out above under "Summary of Transaction and Resulting Issuer and Business" and in "Description of Hexagon Gold (Ontario) Ltd." There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Corporation to achieve its stated business objectives. See "Use of Funds" in Schedule "A".

5. Description of Hexagon Gold (Ontario) Ltd.

Detailed information regarding the assets of Hexagon Gold is set out in Schedule "A" to this Information Circular. The information contained in Schedule "A" has been provided to the Corporation by Hexagon Gold and the Corporation has relied upon the representations of Hexagon Gold and the Report regarding its assets and business. There are risks associated with the business of Hexagon Gold and specific reference is made to the information under the heading "Risk Factors" in Schedule "A".

6. Interest of Insiders in RTO Transaction/Conflicts of Interest

Other than as set forth in this Information Circular, management of the Corporation is not aware of any material interest, direct or indirect, of any insider of the Corporation, any proposed nominee for election as a director of the Corporation or any associate or affiliate of any such person in any transaction since the commencement of the Corporation's last fiscal year (January 1, 2002) or in any proposed transaction that has materially affected or would materially affect the Corporation.

7. Sponsorship

Pursuant to TSX Venture Exchange Policy 2.2, Section 3.4, the Corporation has received an exemption from sponsorship.

8. Investor Relations Arrangements

The Corporation has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for the Corporation or the resulting issuer or its securities, either now or in the future.

9. Relationship Between Solana Petroleum Corp. and/or Hexagon Gold (Ontario) Ltd. and the Sponsor

Not applicable.

10. Relationship Between the Corporation and Professional Persons

McLeod & Company LLP, Barristers & Solicitors, are the solicitors for the Corporation. Eugene Chen, an associate with McLeod & Company LLP, is a proposed nominee as a Director of the Corporation and it is expected that he will also be appointed Corporate Secretary. In addition, McLeod & Company LLP provides legal services to the Corporation and receives fees for such services. Upon completion of the Reverse Take-Over Transaction, the partners and associates of McLeod & Company LLP as a group will beneficially own, directly or indirectly, less than 1% of the Common Shares of the Resulting Issuer. There is no other beneficial interest, direct or indirect, in any securities or property of the Corporation or of an associate or affiliate of the Corporation, held by a "professional person" or any associate of the professional person. For the purposes of this subsection, "professional person" means, any person whose profession gives authority to a statement made by the person in the person's professional capacity and includes a barrister and solicitor (attorney), a public accountant, an appraiser, valuator, auditor, engineer or geologist.

11. TSX Venture Exchange Policy 5.2

Prior to the completion of a RTO Transaction or the issuance of any securities of the Corporation pursuant to a RTO Transaction, the Corporation shall be required to comply with the policies and rules of the Exchange and provisions of the *Securities Act* (Alberta) and the regulations thereto, and submit for review to the Exchange an information circular which must comply with the applicable corporate and securities laws and must contain prospectus level disclosure of the RTO Transaction and the resulting issuer and be prepared in accordance with Form 3D of the Exchange Corporate Finance Manual. The information circular must also contain a certificate to the effect that the information circular constitutes full, true and plain disclosure of all material facts relating to particular matters to be acted upon by shareholders of the Corporation. Upon acceptance by the Exchange, the Corporation must then mail the information circular and related proxy material to its shareholders and obtain the approval of the RTO Transaction by the shareholders of the Corporation on the basis of the application of the "majority of the minority" test, which requires that the resolution approving the RTO Transaction must be approved by at least 50% plus one vote of the votes cast by shareholders of the Corporation who vote at a properly constituted meeting, other than Related Parties to the seller and Related Parties to the Reverse Take-Over Transaction.

The Corporation will be considered to have completed its RTO Transaction on the date of the shareholders meeting of the Corporation at which the RTO Transaction was approved, provided that all post-meeting documentation is subsequently filed with the Exchange and the Exchange has issued a bulletin confirming that the RTO Transaction has been completed. The Policy shall cease to apply after the Corporation has completed its RTO Transaction and such a bulletin has been issued by the Exchange.

12. Resolution

In accordance with the Policy and the foregoing, the shareholders will be asked to consider and, if thought fit, approve, the following resolutions on a "majority of the minority" basis, in substantially the following form:

IT IS RESOLVED THAT:

1. The acquisition of a 100% property interest in approximately 411 square kilometres of gold and other mineral claims, leases and other rights (the "Mineral Claims") in northwestern Ontario from Hexagon Gold pursuant to the Option Agreement is approved as the Corporation's Reverse Take-Over Transaction, as such term is defined in the Policy;

2. Subject to any necessary regulatory approval, the Corporation set aside and reserve for issuance up to 5,000,000 Common Shares to Hexagon Gold pursuant to the Corporation's Reverse Take-Over Transaction as consideration and in exchange for the Mineral Claims;

3. Any one director or officer of the Corporation be and is hereby authorized to approve the form of and to execute and deliver any and all such documents and to do all such other acts and things as may be reasonably necessary, expedient or desirable in order to give effect to the foregoing resolution and the Option Agreement and to complete the proposed Reverse Take-Over Transaction; and

4. Without further approval of the shareholders, the board of directors of the Corporation be and it is hereby authorized to abandon the carrying out of the Reverse Take-Over Transaction described herein, at its discretion, at any time prior to the completion thereof.

CHANGE OF NAME OF CORPORATION

The shareholders are being asked to approve the amendment of the Articles of the Corporation so as to change the name of the Corporation from Solana Petroleum Corp. to Q-Gold Resources Ltd.

The following steps must be taken in order to effect the amendment of the Articles and related transactions:

1. The special resolution to amend the Articles of the Corporation as set out below must be passed by a majority of not less than two-thirds of the votes cast by the holders of Common Shares;

2. Necessary regulatory approval must be obtained; and

3. Articles of Amendment must be filed with the Registrar of Corporations under the *Business Corporations Act* (Alberta).

The board of directors believes that the proposed change of name is in the best interest of the Corporation and unanimously recommends that the shareholders vote in favour of the following special resolution:

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Articles of the Corporation (the "Articles") be amended pursuant to section 167(1) of the *Business Corporations Act* (Alberta) (the "Act"), so as to change the name of the Corporation from Solana Petroleum Corp. to Q-Gold Resources Ltd. or such other name as may be approved by the Registrar of Corporations under the Act;

2. Articles of Amendment to amend the Articles so as to change the name of the Corporation, as indicated in this resolution, be prepared and executed by any one officer or director of the Corporation and filed with the Registrar of Corporations under the Act, together with such fees and other documents as may be required in order to give effect to the amendment; and

3. Notwithstanding the approval of this resolution by the shareholders, the directors shall have the discretion to revoke this resolution before it is acted on without further approval of the shareholders.

This resolution may not be acted upon if the RTO Transaction is not completed.

APPROVAL TO CONSOLIDATE THE CORPORATION'S COMMON SHARES UP TO A TEN FOR ONE BASIS

The Corporation is seeking the approval of the shareholders to consolidate its Common Shares on any basis up to a maximum of nine (9) "existing" current Common Shares for one (1) "new" Common Share.

Any consolidation of shares, if approved, will result in each holder of Common Shares receiving a share certificate for one post-consolidation Common Share for every number of "existing" pre-consolidation Common Shares, in the ratio as stipulated by the board of directors, which such holder has at the date of the

consolidation. Any fractional shares resulting from the consolidation will be rounded up to the next whole common share. The share certificate for the pre-consolidation Common Shares will be cancelled by the Corporation.

The shareholders must approve the consolidation of shares by special resolution in order to become effective. A special resolution, to pass, requires the affirmative vote of not less than two-thirds of the votes cast by shareholders present at the meeting or their proxy.

The shareholders will be asked to consider and approve the following special resolution:

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The board of directors of the Corporation shall have the discretion to amend the Articles of the Corporation to consolidate the Common Shares on any basis up to a maximum of nine "existing" Common Shares for one "new" Common Share (the "Consolidation");

2. Any one director or officer of the Corporation is authorized to execute all documents and do all such things required to complete the Consolidation; and

3. Notwithstanding the approval of this resolution by the shareholders, the directors shall have the full authority and discretion whether or not to implement this resolution or revoke this resolution before it is acted on without further approval of the shareholders.

STOCK OPTION PLAN

As a result of the new policies implemented by the Exchange, the Corporation is required to adopt a new form of stock option plan. As a result, the directors of the Corporation have approved and adopted a new stock option plan (the "Plan"). A copy of the Plan is attached to this information circular as Schedule "F". Options granted pursuant to the Plan will not exceed a term of five years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's shares are listed for trading.

The number of common shares allocated to the Plan will be determined by the board of directors from time to time. The aggregate number of shares reserved for issuance under the Plan, other employee stock option plans, options for services, and employee stock purchase plans, may not exceed 10 percent of the issued and outstanding shares. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5 percent of the issued and outstanding shares.

The Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.

The board of directors may from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions set out in this management information circular, the Corporation shall obtain the necessary regulatory or shareholder approvals.

The shareholders will be asked to consider and approve the following resolution:

IT IS RESOLVED THAT, subject to any necessary regulatory approval, the Stock Option Plan in the form attached to the Information Circular of the Corporation in respect of the December 22, 2003 annual and special meeting of shareholders, is approved.

OTHER BUSINESS

Management is not aware of any other matters to come before the Meeting other than those set out in the Notice of Meeting. If other matters come before the meeting it is the intention of the individuals named in the form of proxy to vote the same in accordance with their best judgment in such matters.

CERTIFICATE OF HEXAGON GOLD (ONTARIO) LTD.

The contents of this Information Circular and all attached Schedules, as it relates to Hexagon Gold (Ontario) Ltd. constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

DATED: November 3, 2003

(signed) " *J. Bruce Carruthers II*"
J. Bruce Carruthers II, President

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "*John A. Bolen*"
John A. Bolen, Director

APPROVAL AND CERTIFICATION

The contents of this Information Circular and all attached Schedules have been approved by the board of directors of the Corporation.

The contents of this Information Circular and all attached Schedules constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

This Information Circular and all attached Schedules contain no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: November 3, 2003

(signed) "*J. Bruce Carruthers II*"
J. Bruce Carruthers II, President and Chief Executive Officer

(signed) "*Eric A. Gavin*"
Vice-President, Finance and Administration and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "*John A. Bolen*"
John A. Bolen, Director

(signed) "*William W. Root*"
William W. Root, Director

SCHEDULE "A"

INFORMATION RELATING TO HEXAGON GOLD

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

1. NATURE OF THE BUSINESS

Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") was incorporated in January of 1998 as a private company to engage in the exploration for mineral resources in northwestern Ontario. As of April 18, 2003, the date of the Option Agreement between the Corporation and Hexagon Gold, the latter owned approximately 411 square kilometers of mineral claims in northwestern Ontario which constitute the Mineral Properties (see Figure 1). Of the three major mineral claim groups totaling 101,480 acres which constitute the Mineral Properties, as of the date of this Information Circular, only the Bad Vermilion Group of properties comprising 10,180 acres, are classified as being in the "advanced exploration stage", based on the extensive amount of past exploration and pre-development activity conducted at Bad Vermilion Lake. The remaining Cousineau (5840 acres), East Block (3440 acres) and North Quetico Group claims (81,720 acres) are all "exploratory" in nature.

Figure 1


PROVINCE OF ONTARIO
GOLD PRODUCING AREAS
& MINING DIVISIONS
Hudson Bay
James Bay
Red Lake
Patricia
Thunder Bay
Porcupine
Kenora
MINE CENTRE
USA
Timmins
Kirkland Lake
Larder Lake
Sudbury
Southern Ontario
Toronto
Mining Division Boundary
Major Gold Producing Area
Hexagon Gold's Properties

2. GENERAL DEVELOPMENT OF THE BUSINESS

Hexagon Gold acquired its initial interest in the Mineral Properties in June of 1997, by issuing 25% of its common shares to J.A. Bolen and Associates of Fort Frances, Ontario. Principal exploration activity conducted by Hexagon Gold (including new property acquisitions) over the preceding six years and through the second quarter of 2003 is shown in the following table:

YEAR	PROPERTY ACQUISITIONS (Acres)	EXPLORATION ACTIVITY
1997	Bolen/McCormick Claims (3,360)	Geologic Mapping, Sampling, Assaying
	Cone Leases Options (640)	Geologic Mapping
	Cousineau Claims/ Leases (5,840)	Vein Stripping, Sampling
	Camp River Claims (1,120)	Sampling, Assaying
1998	Bolen/McCormick Claims	Sampling, Assaying, Surveying
1999	Camp River[1]/ Cousineau Claims Golden Star Claims/ Leases (1,140)	Electromagnetic Survey, Core Drilling/ Assaying, Mapping/Sampling
2000	North Quetico Block (81,720) East Block Group	Geophysical Interpretation of Aeromagnetic Survey JV with Mustang Minerals (400 samples/assays)
2001	Bolen/McCormick Claims	Drill & Blast 200 ton Bulk Sample
2002	Bolen/McCormick Claims	Mill 200 Ton Sample Sampling/ Assaying
1st Quarter 2003	Bolen/McCormick Claims Hexagon Claims (5,040)	Line Cutting Staking of 126 New Claims on W. Shore Bad Vermillion Lake
2nd Quarter 2003	Cone Option Claims (640) Hexagon Claims (560)	Line-cutting Staking of 14 additional claims on W. Shore Bad Vermillion Lake

A. MINERAL PROPERTIES

1. LOCATION, DESCRIPTION AND ACQUISITION

(a) Location and Size of the Mineral Properties

The Mineral Properties are situated within a large rectangular area located in unorganized territory in Northwestern Ontario, Canada, near the United States border, approximately 65 kilometres east of Fort Frances (Figure 1). The village of Mine Centre is located near the western edge of the claim groups. All claims lie within NTS 52-C/10, C / 15 and C/16 map sheets.

Hexagon Gold holds a large number of blocks of contiguous and non-contiguous mining claims, leases and options within this sizable rectangular area. The Mineral Properties controlled by the Company consist of a total of 2,537 mining claim units, each approximately 40 acres or 16 hectares in size, for a total area of approximately 101,480 acres (410.7 km^2). Most of these claims lie within the Kenora and Thunder Bay Mining Divisions of the Ontario Ministry of Northern Development and Mines (the "Ministry"). A few of the easternmost and southernmost claims are within the Thunder Bay Mining Division.

(b) Nature and Status of the Mineral Properties

Because of the large number and the wide distribution of the claims, the Mineral Properties have been divided into three groups based upon location, geology, and style and type of mineralization, which grouping shall be used throughout this information circular:

1. Bad Vermilion Group

[1] All but one Camp River block relinquished in Year 2000.

2. Cousineau/East Block Group
3. Quetico North Group

Because of the large number of claims and leases comprising the Mineral Properties and the ongoing work commitments, the properties are periodically reviewed as to their geologic merit versus the work commitment required to keep them in force. Properties deemed to be of lesser merit are dropped (relinquished to the Crown) while other surrounding properties deemed to be of higher merit are acquired. Table 1 below shows the net Hexagon Gold holding comprising the Mineral Properties after a review during the second quarter of 2003.

Table 1: Composition of the Mineral Properties at 18th April, 2003

Claim Group	# of Claim Units	Acres	Ownership/Option	Operations Entitlement Date
Bad Vermilion Group				
Cone Subgroup	16 Crown Leases	640	Russell C. Cone/ Hexagon Gold Option	Non-Operational; Option Payable by October 1, 2003
Golden Star Subgroup	27 Crown Leases	1,080	100% Hexagon Gold	Currently Operational
	9 Patented Claims	360	100% Hexagon Gold	Currently Operational
Bolen/McCormick/ Hexagon Subgroup	210 Unpatented Claims	8,400	100% Hexagon Gold	Currently Operational
Cousineau Group	146 Unpatented Claims	5,840	Louis Cousineau/ Hexagon Gold Option	Operational since 1998
East Block	86 Unpatented Claims	3,440	100% Hexagon Gold	Currently Operational
Quetico North Group	2,043 Unpatented Claims	81,720	100% Hexagon Gold	Currently Operational
TOTALS	**2,537 Units**	**101,480**		

Expiry dates on the units vary, widely dependent on whether or not annual work commitments have been fulfilled, but generally range from the second half of 2003 to early 2004, with a few claims extending into 2005-06. The Phase I Work Program proposed for the Mineral Properties ($204,000 direct property expenditures) will enable the Corporation to retain all of its claim position in good standing during 2003. As all patented leases and claims and unpatented Crown claims and their current assessment obligations and applied credits are duly and currently recorded in the available public records of the Ministry, no title reports for the Mineral Properties have been obtained.

(c) **Details of the Acquisition**

(i) Solana will acquire the Mineral Properties (the "Acquisition") in their entirety, receiving a 100% property interest in a total of 101,480 acres (2,537 claim units).

(ii) The vendor of the Mineral Properties is Hexagon Gold. The Acquisition is non-arm's length, as Hexagon Gold is beneficially owned by Solana directors, J. Bruce Carruthers II and John A. Bolen.

(iii) The vendor's expenditures in connection with the Mineral Properties from 1998 to 2002, as well as total arm's length expenditures by all parties on the properties in 1996 and 1997 totaling $1,137,728, are shown in **Table 2** below.

Table __: Expenditures on the Mineral Properties

1. EXPENDITURES MADE BY HEXAGON GOLD

PROPERTY BLOCK	1996	1997	1998	1999	2000	2001	2002	TOTAL
Bad Vermilion Group	0	35,937	0	41,860	133,857	25,713	40,769	$278,136
Cousineau Group	0	0	25,000	12,500	25,000	0	0	$62,500
Quetico North Group	0	141,013	0	0	0	0	0	$141,013
Misc. Property Expenditures	0	0	30,523	40,066	21,084	59,553	24,665	$175,891
TOTAL EXPENDITURES	**$0**	**$176,950**	**$55,523**	**$94,426**	**$179,941**	**$85,266**	**$65,434**	**$657,540**

2. EXPENDITURES MADE BY THIRD PARTIES

PROPERTY BLOCK	1996	1997	1998	1999	2000	2001	2002	TOTAL
Bad Vermilion Group	9,843	0	0	0	0	0	0	$9,843
Cousineau Group	72,434	0	0	0	0	0	0	$72,434
Quetico North Group	142,306	287,223	0	0	0	0	0	$429,529
TOTAL EXPENDITURES	**$224,583**	**$287,223**	**$0**	**$0**	**$0**	**$0**	**$0**	**$511,806**

3. TOTAL EXPENDITURES

PROPERTY BLOCK	1996	1997	1998	1999	2000	2001	2002	TOTAL
Bad Vermilion Group	9,843	35,937	0	41,860	133,857	25,713	40,769	$287,979
Cousineau Group	72,434	0	25,000	12,500	25,000	0	0	$134,934
Quetico North Group	142,306	428,236	0	0	0	0	0	$570,542
Misc. Unallocated Property Exp.	0	0	30,523	40,066	21,084	59,553	24,665	$175,891
TOTAL EXPENDITURES	**$224,583**	**$464,173**	**$55,523**	**$94,426**	**$179,941**	**$85,266**	**$65,434**	**$1,169,346**

(iv) Consideration for the Acquisition of a 100% interest in the Mineral Properties will be the issuance of five million (5,000,000) post-consolidated Common Shares of Solana, at a deemed value of $0.20 per share to Hexagon Gold. Such shares will be subject to the escrow requirements as set out in Exchange Policy 5.4. Hexagon Gold will also retain a production royalty equivalent to a two percent (2.0%) net smelter royalty (NSR) in perpetuity on all future sales of any and all minerals produced from the Mineral Properties. No other fees or compensation are payable to Hexagon Gold by Solana in connection with the Acquisition.

(v) Under the terms of the Acquisition, Solana is required to make the following minimum expenditures (the "Work Commitments") on the Mineral Properties within the time period from the closing date of the Acquisition as indicated below, so as to evaluate the Mineral Properties and keep them in good standing with regard to Provincial work assessment requirements, option payments to property owners and property taxes:

(a) $200,000 within the first anniversary;
(b) An additional $400,000 within the second anniversary;
(c) An additional $500,000 within the third anniversary;
(d) An additional $600,000 within the fourth anniversary;
(e) An additional $800,000 within the fifth anniversary.

In the event that there is a change in control of the Corporation and Solana fails to meet the Work Commitments, a 50% participating interest in the Mineral Properties will revert back to Hexagon Gold. Specifically, if in excess of ten percent (10%) of the required expenditures for the requisite time period have not been fulfilled, Hexagon Gold will deliver a deficiency notice (the "Notice") to the Corporation within 10 days after the end of the period. Upon receipt of the Notice, the Corporation will have 90 days to complete the Work Commitment. In the event that it fails to do so within the 90 day period, a 50% interest in the Mineral Properties will revert back to Hexagon Gold. Change in control means the acquisition or ownership of Common Shares or securities convertible into or

exchangeable for the right to acquire Common Shares which would entitle the holder to cast 20% or more of the votes attached to all shares of the Corporation.

In addition, the Cousineau/East Block Group of properties and the Cone and Golden Star Subgroups are subject to the following payments to property owners under existing agreements:

	Option Payments	Advance Royalty Payments[1]	Net Smelter Return	Ore Purchase Agreement
Cousineau/East Block Group	1. $25,000 payable on or before March 1, 2004; 2. $25,000 payable on or before October 15, 2004; 3. $25,000 payable on or before October 15, 2005; 4. $25,000 payable on or before October 15, 2006;	N/A	2.5%	N/A
Bad Vermilion Group				
Cone Subgroup	$40,000 on or before October 1, 2003 to exercise the option	$15,000 beginning on 2nd anniversary of option exercise	N/A	Sliding scale ranging from $2.25/ton when price of gold is below US$ 300/ounce to $10.20/ ton when price of gold is above US$ 1,001/ounce
Golden Star Subgroup	N/A	N/A	2.0%	N/A

Note:
(1) Deductible from actual production royalties payable.

All of the other Mineral Properties are 100% owned by Hexagon Gold and are not subject to Third Party Payments.

Under Ontario Mining Regulations, to be retained, each 40-acre claim parcel requires assessment work to be conducted annually in the amount of $400. Assessment Work can be prorated among contiguous parcels. The current annual Work Assessment obligation on the Mineral Properties is estimated to be $166,000, much of which can be offset by previous work for which work assessments have already been credited. Patented leases require only the payment of property taxes, which are estimated for the year 2003 to be a total of $4,000 for all patented leases currently held by Hexagon Gold.

(vi) The valuation method used in connection with the Acquisition is the "out of pocket cost" method.

2. EXPLORATION AND DEVELOPMENT HISTORY

(a) Work Performed by Previous Operators on the Mineral Properties

Gold was first discovered in the Mine Centre area in 1893. There were two early periods of development of gold properties within the area of the Bad Vermilion claim group; the first in the late 1800's, and the second in the 1920's and 1930's (Map 1).

Map 1: Bad Vermilion Group Claim Map


MAP I: CLAIM MAP, BAD VERMILION GROUP
Hexagon Claims

Of the numerous mining properties in the region, only three - the Foley Mine, the Golden Star Mine and the Olive Mine - produced significant amounts of gold. The Foley Mine and the Golden Star Mines are located on claims currently held or optioned by Hexagon Gold.

The mine that produced the most gold in the area is the Golden Star, with reported total production of 10,758 ounces in the late 1890's. This mine was accessed by two shafts, 537 feet and 87 feet deep, and has over 2,000 feet of existing lateral workings.

The best-developed property on Hexagon Gold's claims is the Foley Mine, which produced a recorded total of 5,267 ounces of gold. The Foley ore bodies were accessed by three shafts, the deepest reaching 850 feet. Historical records indicate over 2.2 miles of underground development work occurred in the mine, largely in the period 1922-27. Sketches of underground workings from the earliest period of production (1898-1901) reside in the Assessment Files in the Ministry's office in Kenora. However, no plans, cross-sections or assay data are available from that period for the Foley Mine.

Most of the gold produced from the old Mine Centre gold camp was extracted before the turn of the last century. The 16,000+ ounce officially recorded total production must be judged considering the times, with small labour forces, short periods of production, and the primitive mining equipment that was then used. In those times much gold was also stolen or went unreported because of taxes on production. The mines of the Mine Centre area largely

ceased production at the turn of the last century due to a recession that took place in 1898-99 and the opening of the Yukon Territory to gold production (which drew off the skilled mining labor force). A forest fire which swept through the area in 1910, destroyed all the gold mills but one, putting an end to gold production in the Mine Centre area until the 1930's.

The Mineral Properties have been broken down into three principal groups, as previously defined. Exploration and development work prior to Hexagon Gold's entry is described below.

(i) Bad Vermilion Group

Exploration and development work on the Bad Vermilion Group of the Mineral Properties took place during three periods: in the late 1800s, when most of the properties were first brought to production; in the 1920s and 1930s, when further development work and some production was undertaken on specific properties; and from 1940 to the present, when surface exploration was carried out sporadically throughout the area.

Most noteworthy of the more recent work are three programs by various companies, which are detailed, including results achieved, in the following section. The first of these was a diamond drilling program by Corporate Oil and Gas Ltd. in 1979-80 ("Corporate Oil and Gas"), in a joint venture performed on the Foley and Ferguson properties. Forty-nine shallow holes were drilled, totaling 11,119.7 ft.

In 1981 and 1982, Sherritt Gordon Mines Ltd. ("Sherritt Gordon") evaluated a large area that included the Cone and Ferguson properties as well as the Decca, Manhattan, Lucky Coon claims and much of the area presently designated as the Bolen-McCormick claims. Their work included geological mapping and an extensive trenching and sampling program. A sampling program was also conducted on the Foley tailings, which remained from previous production operations.

In 1986-87, Orofino Resources Ltd. ("Orofino Resources") optioned a number of parcels of ground now held under the Bolen-McCormick claims. The company performed broad mapping and geologic surveys over much of the Bad Vermilion tonalite (granite) block, which hosts the gold/quartz vein system and only drilled five short holes as follow-up.

(a) Cone Lease Subgroup - Foley Mine

Work done on the Foley Mine property (Map 1 and Figure 2) extends back to the late 1800's. Three deep shafts were sunk, and considerable underground development work, consisting of drifts, crosscuts and winzes, was carried out at this time. Recorded production during this early period was 4,412 ounces of gold (**Table 3**, p.A22). Two more recent periods of development and production on the Foley Mine property were carried out in 1922-1927 and 1933.

During the period 1922-27, British Canadian Mines Ltd. ("British Canadian") re-initiated underground development work and mill reconstruction at the Foley Mine. This work was done from the existing North Shaft, and put down on the Bonanza Vein. Little work appears to have been done on the upper levels. The shaft was extended to the 400' level, from which a winze was put down. New levels were established at 500, 600, 725, and 850 feet.

Mine plans on file at the Resident Geologist's Office in Kenora, document the 100, 150, 200, 300, 400, 500, 600 and 850 foot levels. The plans show that drifting was done on the Bonanza Vein at all levels and that crosscuts were made to the Jumbo Vein on the 150, 200, and 400 foot levels, and to the West Vein on the 400 foot level only, but little drifting done. However, the only assay data shown on these plans is for faces on the 600 foot level, dated from December 1926 to January 1927. These are on the Bonanza Vein, for a short (200') length at its north end and for an even shorter (60') length at its south end. The widest assay width shown is two feet at $6.59/ton (gold valued at $20.64 /ounce in 1927), equivalent to a grade of 0.32 gold ounces per ton (opt), and the highest assay $18.54 over 18" (0.90 opt gold). No actual gold production is documented from this period, as British Canadian mining operations ceased just prior to the Great Depression of 1929.

Figure 2: Geology of the Foley Mine Area


K475224
K475124
875551
CONE PROSPECT
875550
K475223
K475123
875552
875553
R.C. CONE MINE
STAGGS PROSPECT
SHOAL LAKE
FOLEY MINE
K475099
FOLEY MINE AREA
E176
K475100
K475102
K475101

British Canadian news releases, newspaper articles and bulletins from the Ontario Department of Mines (the "Department") during the period 1922-1927, recently provided to Hexagon Gold by Ministry staff at the Kenora office from its files, noted that, in the lower levels of the mine, ultramafic intrusives (lamprophyres) were encountered in addition to the quartz veins. Gold values were also encountered in the "schisted" wall rock as well as the veins, and that the veins appeared to be widening with depth. Management's interpretation of the implication of these observations, from the perspective of British Canadian officials and their mining engineering consultants, seemed to be that the nature of the Foley ore deposit was changing for the better with depth. The following references seem to support this conclusion.

In 1925, the Department reported that British Canadian carried out a drilling program targeted to intersect the Foley ore zones at depth (i.e. below the 850 foot level). It was noted that the deep drilling was done in three holes, two from surface for lengths of 1,188 feet and 1,192 feet respectively, and one from inside the 400' level of the North Shaft for an 814 foot length. Also in 1925, British Canadian reported that a drill hole "has cut 26 feet excellent mill ore at a vertical depth of 860 feet (Canadian Mining Journal, May 29, 1925). Later, in 1926, a company official, J.M. Aiken noted that "the jumbo vein assayed $10 (0.45 ounces per ton) across the 16 feet of width where recently cut at the 850 foot level" (Northern Miner, July 31, 1926, p.2.).

The later period of development and production (1933-1934) at the Foley Mine was done over an 8-month period by Russell Cone, Sr., who mined 800 tons from the South Shaft, producing 855 ounces gold and 149 ounces silver, for an average grade of 1.07 ounces of gold per ton.

In 1979-1980, Corporate Oil and Gas optioned the property currently encompassing the Cone Subgroup leases. An attempt was made to assess the gold mining potential of the North Sulphide, "A", South Sulphide, Lucky Joe, Jumbo and Bonanza veins on the Foley Mine property and the adjacent Cone Mine by intersecting them in diamond drill holes to shallow depths. Twenty-nine holes (for a total of 6,703.8 ft) were drilled averaging 231 feet per hole. Most of the holes intersected quartz veins at depths on the order of 100 to 150 ft. and some at about 250 ft. The highest value recorded was 0.60 ounces gold per ton over a 1.6 ft. core length. The strong "nugget" effect present in these veins (which contain "free-milling" gold) and the fact that the assaying method used did not include screening and assaying of the coarse "metallic" gold fraction, would have reduced the reported assay grades. Nine of these holes were drilled on the present Bolen-McCormick group, along strike and to the northwest of the Cone Mine.

Sherritt Gordon worked on the Cone Subgroup leases under option during the field season of 1982. They mapped and sampled the vein system at surface, in detail. Their more detailed sampling gave significantly higher values in many places. More detailed results of this work are included in section 2A3(b) on p. A19 (Gold Deposits/ Mineralization).

(b) Cone Subgroup - Decca Vein

At the Decca Mine property (Map 1), two shafts were sunk by Mr. Cone, Sr., in the 1930's. The #1 shaft reaches 210 ft, with 25 ft. of drifting at the 100 ft. level. The #2 shaft was sunk to 110 ft., also with drifting on the 100 ft level. The two shafts are 1200 ft. apart, and may be sunk on the same vein system, since both strike at about 330 degrees and dip steeply. Vein widths vary from 1 to 3 ft. on the Decca vein.

Sherritt Gordon optioned the Decca Vein in 1981-82 and conducted an extensive mapping and sampling program on the vein system.

(c) Cone Subgroup - Ferguson Mine

On the Ferguson property (Map 1 and Figure 3), four veins are present; the Daisy, the Government, the Big and the Finn. Shallow shafts were sunk by Mr. Cone on all 4 veins, for a total of 6, the deepest being to 45 metres on the Daisy vein, on which 70 metres of drifting was done. Both the Government and the Big veins reportedly have a strike length of about 985 ft. long, but the depth of these veins is unknown.

In 1979-1980, Corporate Oil and Gas optioned the property from Russell Cone, Jr. An attempt was made to assess the gold mining potential of the Government, Big and Daisy veins by intersecting them in diamond drill holes to shallow depths. Fourteen holes (total length 3272.9 ft.) were drilled with the highest value on record of 0.46 ounces gold per ton over a 2 ft. core length in quartz vein material that also contained sphalerite (zinc sulfide).

Sherritt Gordon also mapped and sampled the property under the above option during the field season of 1982, prior to abandoning gold exploration all together in 1983, due to a change in corporate strategy.

Figure 3: Geology of the Ferguson and Golden Star Mines Area


BAD VERMILION LAKE
K349057
JO41
JO41
AL116
AL131
K349065
K349062
K349063
K349064
K44632
GOLDEN STAR
AL115
CLM371
ISABELLA
K202521
K475119
AL112
AD3
INPUT ANOMALIES
GOLDEN STAR MINE AREA
K237
GOLDEN CRESCENT
AD2
K475120
FERGUSON
K475118

(d) Golden Star Subgroup

At the Golden Star Mine (Map 1 and Figure 3), a total of 10,632 ounces gold was reportedly recovered during the initial period of development before the turn of the last century **(Table 3)**. Although the presence of many veins has been reported on the property, all gold was taken out of the main "Golden Star" vein, on which the #1 and #4 shaft were sunk. Average grade was reported to be 0.56 opt gold over a 3.5 ft. vein width. All the mining was done within 200 ft. of the shaft; holes drilled in the 1980's encountered gold up to 500 ft. from the shaft. The Golden Star vein and its possible northwest extension is traceable on surface for a distance of 2500 ft. Limited amounts (totaling 855 ounces) of gold were also produced from the property in 1934,1938, and 1941.

Surface exploration was done on the Golden Star property in 1973-74 by Ciglen Investments Ltd. ("Ciglen Investments"), in 1981-89 by P.I.R.P. Holdings Ltd. ("P.I.R.P. Holdings"), and in 1984-85 under an option agreement with Cleyo Resources Ltd. ("Cleyo Resources"). G.F. Ennis (1979) reported that in the course of the 1973-74 program, 16 of the 19 previously known gold-bearing veins on the property were located. He also reported that during this program, enough assessment work was completed to bring 13 unpatented claims to lease. In 1974, four holes were drilled by Ciglen Investments on the Golden Star vein and its extension, and another on the vein on which the #2 shaft was sunk, which may be a further extension of the Golden Star vein to the northwest.

During the period 1981-1989, various ground and airborne geophysical surveys, stripping, trenching, and diamond drilling were done on the Golden Star property for P.I.R.P. Holdings and for Cleyo Resources under an option agreement. A 1980 airborne magnetic and electromagnetic survey done by the Ontario Geological Survey (OGS 1980) had identified a number of isolated anomalies (Figure 3) on the companies' ground, in the vicinity of the Isabella vein. Various ground VLF and vertical loop EM electromagnetic surveys were conducted in an attempt to locate

these anomalies on the ground. An airborne magnetic and VLF electromagnetic survey flown by Terraquest in 1987 identified a number of northwest trending conductors in the same location as those identified in the earlier OGS survey. A limited diamond drill program tested one of these, along with a conductor earlier identified on the ground. Although no mineralized zones were encountered, a wide zone of shearing or faulting was identified, in a position that could be the extension to the northeast of the postulated Finger Lake fault, along which gold is known to occur in several locations.

(e) **Bolen-McCormick/Hexagon Subgroup**

These claims contiguously link the four other Bad Vermilion Group properties described above. For the most part, they overlie the tonalite (granite) body that hosts the many quartz veins found in the Mineral Properties. Numerous quartz veins that have the same general trend and characteristics as those on the Foley, Decca and Ferguson properties are also present within this group. However, little work other than Hexagon Gold's current activities has been conducted since the early periods of gold mining activity, for which there is unfortunately, little published record of the results.

What has been accomplished began in about 1973 with a ground electromagnetic and magnetic survey by Ciglen Investments over a large area that included both the present ground and what then constituted their Golden Star property. In 1979, Corporate Oil and Gas included a large portion of the present Bolen/McCormick Claims in a report that also included the Foley and Ferguson properties. In 1982, much of this ground was also included in the previously reported geological survey done under option by Sherritt Gordon Mines from Russell Cone, Jr.

This area was later staked by Bolen and McCormick, who included it in an option agreement with Orofino Resources in 1986-1987. This company, in addition to other work on the whole 25-claim group (geological mapping, ground magnetometer, horizontal loop electromagnetic and humus geochemical surveys), did diamond drilling in five short holes on four of the claims. They also carried out sampling and trenching of the better-known veins, including the Nugget, the Beaverdam and the Zinc veins.

Following the return of the 25-claim property from Orofino Resources to the vendors, Bolen and McCormick continued exploration on a small scale, sampling and trenching known veins. These included the Nugget, the Beaverdam and the Zinc veins, among others. The Nugget vein was found to have a strike length of 600 ft. and an average width of 5 ft. Approximately 50 samples taken from the Nugget Vein at this time averaged 1.02 opt gold.

(ii) **Cousineau/East Block Group**

The east-west trending sequence of volcanic and meta-sedimentary rocks that runs across the Cousineau/East Block Group of claims has outstanding potential for precious and base metals (Map 2). It has historically been explored periodically for gold, zinc and nickel. The earlier work on the claim group, dating back to the late 1800s, was focused largely on gold. Most of the work carried out after 1940 was directed towards base metals, although several prospectors have continued to investigate the known gold showings.

Map 2: Cousineau Group Claim Map


1249402
1249422
1249423
INCO EM CONDUCTOR
PITTSBURG GIRL Au OCCUR.
1249425
1249424
1249427
1249401
1249421
ZONE
1249430
1249429
CLM37
1178074
1178076
1178075
HEXAGON
CLAIMS
0 Km
4. Km
Map 2: Claim Map, Cousineau Group

Map 3: East Block Claim Map


1149629
1149630
1149631
1149632
1149633
1149634
1149635
1177919
1177920
1177917
1177950
0 Km
4 Km

From 1894 to 1940 a number of companies conducted trenching, test pitting and assaying on the Cousineau/East Block Group of claims, in particular on the "Alice A" gold occurrence. Here a 10-ton sample reportedly ran 0.63 ounce of gold per ton. From 1969 to 1990 a number of companies conducted exploration activities on the Cousineau/East Block Group, including among others, Noranda Mines, Northgate Exploration, Hanna Mining, Lynx Canada Exploration Ltd., Fire River Gold Corp. and Gold Fields Canadian Mining Ltd. Most of the efforts were focused on base metals exploration with some effort devoted to gold. Several operators reported encountering metallic ore averaging as high as 5.61% zinc, with Inco encountering samples assaying 14.0% zinc.

Inco Limited ("Inco") optioned the Cousineau/East Block Group properties in 1990 and carried out the following extensive exploration program until 1993:

In 1990, an airborne magnetometer and INPUT electromagnetic survey, totaling approximately 370 line km., was flown by Questor Surveys Ltd. This survey appears to have covered the entire Cousineau/East Block Group. A grid was cut and an Induced Polarization (IP) survey carried out over approximately 15 line kilometres. Some sampling and assaying was done during the property examination.

In 1991, the above-mentioned grid was mapped and the gold showings stripped, trenched and mapped in detail. Detailed lithogeochemical studies were carried out which defined several felsic volcanic horizons believed to have potential for massive sulphide mineralization. Magnetometer and EM-37 electromagnetic surveys were carried out over the favourable felsic volcanic horizons.

In 1992, magnetometer, EM-37 and borehole EM surveys were completed. Some additional geological mapping and sampling was also carried out. Two boreholes totaling 727 metres were drilled to test geophysical anomalies. One of these holes, which appear to lie on Hexagon Gold claim 1249430, intersected 0.75 metres of 1.42% zinc in rhyolites and tuffs.

In 1993, IP, HLEM and borehole EM surveys were carried out. Three boreholes totaling 1,127.70 metres were drilled to test geophysical and lithogeochemical anomalies. One hole, located on Hexagon Gold claim 1050815, intersected a weakly mineralized chert/altered rhyolite horizon that returned 0.21% Cu and 0.73% Zn over 0.73 metres.

The option was terminated by Inco in November of 1993.

(iii) **Quetico North Group**

There are no past producing mines within the North Quetico Group claims owned by Hexagon Gold (Map 3). The rocks underlying the Quetico North claims were long considered to have low potential for gold discoveries and consequently the area saw little mineral exploration over the years. The first recorded discovery on Hexagon Gold's Quetico North claims was in 1991 when pyrite-pyrrhotite-chalcopyrite mineralization was exposed in a new road cut on the approach to a bridge across the Little Turtle River, four kilometres north of Bennett Township. In 1992, Athlone Resources drilled six short holes on this discovery. Several intersections ran 1-3% sulphides, with one 60 centimeter section reported to contain 10% sulphides averaging 0.15% copper and 0.02% Nickel.

Minescape Explorations Inc. ("Minescape") acquired the ground in 1995, and subsequently Wallbridge Mining Company Ltd. ("Wallbridge"), under an arrangement with Minescape, initiated an exploration program consisting of an airborne geophysical survey, ground geophysical surveys, geological mapping and diamond drilling. The airborne survey covered most of the Quetico North claims held by Hexagon Gold. This airborne magnetometer and electromagnetic survey, flown by Geoterrex, consisted of approximately 3,200 line kilometres covering an area approximately 80 km long in an east-west direction, and 20 km wide. Line spacing was 200 metres. The airborne survey revealed a number of circular "bull's-eye" aeromagnetic anomalies suggestive of kimberlite pipes, but no further examination on these properties was undertaken by Wallbridge.

Results of the airborne survey, combined with geological data available at the time, allowed Wallbridge to select 15 target areas for gridding, ground geophysical surveys and diamond drilling. No information regarding the results of the diamond drilling was publicly released by Wallbridge.

Hexagon Gold acquired the Quetico North Properties from Wallbridge in 2000 in view of their kimberlite (diamond) exploration potential.

Map 4: Quetico North Group Claim Map


Survey Outline
A Grid
B Grid
F Grid
D Grid
C Grid
M Grid
L Grid
Tower Lake Grid
Mine Centre
Bennet Grid
Location Map
Hexagon Resources
Mine Centre Project
LEGEND
Canadian
National
Trans Canada
Highway
Little
Turtle

(b) **Exploration Performed by Hexagon Gold on the Mineral Properties**

Bad Vermilion Group

Since acquiring the Mineral Properties in 1997, Hexagon Gold has carried out the following exploration work:

In mid-1997, Bolen and McCormick established a grid over the 25 claims, consisting of about 30 km of line cut at 100 m intervals and stations at 25 m intervals. Geologic mapping was conducted by Bolen at 1:5000 scale, and 40 samples, mostly grabs, were taken from veins throughout the claim group and assayed for gold. The better-looking mineralization was sampled, in an effort to determine which veins contained gold rather than to determine true grade. Most samples detected gold, and one sample assayed over 1 ounce per ton.

In 1998, bulldozer stripping, sampling and assaying was done on eight of the veins on the Bad Vermilion Group that had yielded the better gold assays in the previous year's survey. A large number of grab and blast samples were collected and assayed.

Most of the subsequent exploration carried out on the Bad Vermilion Group was done in 2000. Based on the work done by Bolen and McCormick prior to acquisition by Hexagon Gold, the Nugget and the Baseline veins were selected for more detailed investigation. Rock trenching, percussion drilling, sampling and assaying were done on these veins, followed by metallurgical testing of material from the Nugget Vein.

In the spring of 2000, a 1,000 m trench was drilled and blasted from the Nugget Vein in preparation for a 200 ton bulk sample mill test. A 70-kilogram sample of material from the Nugget Vein was then sent in July of 2000 to the Golden Giant Mine (Battle Mountain Gold) by Hexagon Gold, for metallurgical testing. An overall average head grade of 8.99 g/t (0.263 oz/ton) Au was achieved. Leach recovery was studied for a number of different grinds, which indicated there is little difference in gold extraction with increasing grind. Gold recoveries ranged from 97.3% to 98.5% confirming the excellent "free-milling" quality of the ore. No environmental contaminants were found and the ore was deemed compatible with Golden Giant's own ore.

In January, 2002 a 176-ton sample of Nugget Vein material from Bad Vermilion was test milled at the Roxmark Mines Ltd. ("Roxmark") mill at Beardmore, Ontario. Using Hexagon pulp metallic assay results, Roxmark calculated the average metallurgical grade of the feed to be 0.111 oz Au/ton, for a total of 19.506 ounces of gold available for extraction and recovery. Total amount of gold directly recovered from Roxmark's gravity circuit was 14.079 ounces with the remainder of the gold retained as concentrates, for further processing.

In the first quarter of 2003, Hexagon Gold staked 126 new 40-acre claims, principally on the western and northwestern shores of Bad Vermilion Lake. These new tracts, totaling 5,040 acres, encompass a large portion of deformation zones accompanying faulting in Bad Vermilion Lake structural complex which were not already controlled by Hexagon Gold. Staking continued into the 2nd quarter of 2003, when an additional 14 claim blocks totaling 560 acres were recorded at Bad Vermillion Lake.

Cousineau/East Block Group

In 1999, core drilling was carried out by Hexagon Gold on the Cousineau/East Block Group. Hexagon drilled three holes totaling 326 meters in the vicinity of the Alice A shafts undercutting those shafts and any historical workings. A fourth hole was drilled several kilometers to the east to a depth of 131 meters to test a showing discovered by the Cousineau brothers. All core selected for assay was split and half the core sent to Swastika Laboratories, Swastika, Ontario, for standard fire assay for gold. Only minor amounts of gold and sulfides were encountered and the drilling program was terminated.

Quetico North Group

In 2000, upon acquiring the Quetico North Group claims and the accompanying geophysical data from a magnetometer and electromagnetic survey flown by Geoterrex in 1996 over the entire tract, Hexagon Gold commissioned an interpretive third party geophysical review of all the survey data. The interpretation

resulted in the identification of 50 aeromagnetic "leads" and circular anomalies which could potentially be kimberlite (diamond) pipes. Hexagon Gold plans to initiate ground geophysics and core drilling on twelve of these anomalies deemed to be "high priority" kimberlite targets by the third party review.

References:
Prior exploration and development activities on the Mineral Properties and geologic assessment have been extracted from the following Independent Engineers' Reports prepared by Northwest Mineral Development Services of Kenora, Ontario:

1) Bad Vermilion and Cousineau/East Block Group Properties
"Report on the Northwestern Ontario Gold and Base Metal Properties, Mine Centre Area, Rainy River District, Held by Hexagon Gold (Ontario) Ltd.", dated March 20, 2003.

2) Quetico North Group Properties
"Report on the Quetico North Group Claims, Mine Centre Area, Rainy River District, held by Hexagon Gold (Ontario) Ltd.", dated April 18, 2003.

Both reports are available for inspection by request.

3. GEOLOGY, MINERAL DEPOSITS AND RESERVES

(a) General Geology and Structure

The Mineral Properties lie within the Archean Age (Early Precambrian, 2.6 to 2.9 billion years old) Superior Province, straddling the east-trending boundary between two major subprovinces, the Wabigoon Subprovince to the north and the Quetico Subprovince to the south. The Wabigoon is a granite-greenstone subprovince, while the Quetico is a sedimentary-gneissic subprovince. Subprovincial boundaries are major structural discontinuities, commonly superimposed on profound changes in rock types. In the Fort Frances - Mine Centre area (Figure 4), the boundary is a wedge-shaped zone, the margins of which are the Quetico fault to the north and the Seine River fault to the south. Geology within this wedge is transitional, retaining characteristics of both the Wabigoon (e.g. volcanic and granitic rocks) and the Quetico (e.g. sedimentary rocks) subprovinces.

Figure 4: The Subprovinces of the Superior Province


HEXAGON

Subprovincial boundaries are interpreted to reflect deep-seated structures, thus providing channel ways for metal bearing systems from deep crustal levels. The faulting and shearing associated with deformation zones related to these boundaries provide prime precious and base metal depositional targets in region around the world where they occur.

The wedge shaped zone comprising the Fort Frances – Mine Centre area has long been known to be rich in various mineral commodities, ranging from precious metals (gold and silver) to magmatic copper–nickel and iron-titanium deposits, to volcanogenic copper-zinc.

In the Mine Centre area (Map 4), Wabigoon Subprovince rocks north of the Quetico fault consist of both supracrustal, dominantly mafic (generally dark colored, "basic" rocks characterized by magnesian silicates) to felsic (generally silicic, light colored "acidic" rocks characterized by quartz and feldspar) volcanic rocks, gneissic and migmatitic equivalents of these supracrustals, as well as granitic to intrusive rocks. The supracrustal rocks are "Greenstone Belt" rocks and their remnants, which are also the host rocks for many of the world's most prolific gold accumulations.

Map 4: Geology of the Bad Vermilion Group Claims *


Vermilion
Lake
Shoal Lake
Scale 1:50 000
1000 m
0
2 km
PROTEROZOIC
ARCHEAN

*Gold occurrences designated as black triangles.

At Mine Centre, the transitional zone between the Quetico and Seine River faults is composed of supracrustal mafic to felsic volcanic rocks, clastic sedimentary rocks, mafic to ultramafic intrusions (Bad Vermilion anorthosite), granitic intrusions (Bad Vermilion tonalite) and a number of subvolcanic intrusions that range from felsic to mafic.

The Seine River and Quetico faults diverge at an approximate 20° angle from a point near Calm Lake, about 25 km east of Mine Centre. In addition to folding of the volcanic and sedimentary sequences, the right lateral movement along the bounding faults has produced deformation in the forms of subsidiary fractures and faults. One of these faults, the Finger Lake Fault, appears to represent a major deformation zone, which can be highly favorable for mineral deposition and is thought to perhaps be a conduit for gold-bearing the widespread gold accumulations at Bad Vermilion Lake.

Fractures at a high angle to the internal faults are especially well developed in the mechanically more competent granitic intrusions, and in particular in the Bad Vermilion tonalite (granite) intrusive body, known locally as "Trondhjemite". These second-order ductile shears are associated with the right lateral movement on the Quetico and Seine River faults. These shears are of critical importance in that they host most of the gold-bearing solutions which resulted in quartz veins in the Bad Vermilion tonalite.

Bad Vermilion Group

As noted above, the majority of the gold deposits that occur within quartz veins in the Bad Vermilion Group of claims are hosted within the Bad Vermilion tonalite intrusive body. This intrusive is an elongate body, about 12 km long by 1.5 km at its widest point in the vicinity of the Foley Mine, and tapers at each end as the result of "wrenching" between the Quetico and Seine River Faults. The tonalite is dominantly equigranular, with plagioclase as the dominant feldspar, with subordinate potash feldspar and quartz, the latter commonly occurring in the form of "eyes".

The tonalite intrusion is in contact to the west with the Seine Bay - Bad Vermilion anorthosite along the Finger Lake Fault; however, contact relationships are unclear, and the relative ages of the two bodies are uncertain relative ages of the two bodies are uncertain. Evidence that the contact has been the locus of deformation along most if not all of its length is seen at a number of places. At its south end, a wide zone of north-northeast trending shearing is evident and increases in intensity toward the north. The Finger Bay Fault and its associated shear zones, some of which contain electromagnetic anomalies, provide additional exploratory "bulk" targets for gold on the Mineral Properties in the Bad Vermilion region in addition to the over 100 gold-bearing quartz veins hosted by the tonalite.

At its northeast end, the portion of the Bad Vermilion claim group that comprises the Golden Star Mine subgroup includes mafic to felsic volcanic rocks, and overlying Seine sediments. If projected to the northeast, the Finger Lake deformation zone would pass through these supracrustal rocks and therefore presents an additional major target for precious and base metal deposition.

Cousineau/East Block Group

The Cousineau claim group straddles Trans Canada Highway 11. Volcanic rocks are encountered to the north of the highway compared with predominantly sedimentary rocks of the Seine sediments to the south. The grade of metamorphism is greenschist facies. The northern boundary of the claim group more or less coincides with the regionally important Quetico fault. Here the volcanic rocks are predominantly felsic (quartz porphyries) and exhibit flow banding with subordinate pyroclastic (volcanic) rocks such as lapilli-tuffs.

To the South, the Seine sediments lie unconformably above the volcanic rocks and are a mixed sequence of conglomerates and predominantly sandstones that have been interpreted to be of shallow water origin.

A north-northwest trending diabase dike of Proterozoic (Late Precambrian) age crosscuts both the folded Archean rocks and the Quetico fault zone. A few satellitic smaller dikes have been identified close to the main dike. They are part of similar-trending swarm of dikes in northwest Ontario.

Quetico North Group

The geology of this area is a sequence of gneissic to foliated intrusive rocks, largely of granitic composition, which, in turn contained lenses of volcanic rocks. Several geologic sub zones (domains) have been identified consisting principally of metasediments and volcanics of varying degrees of metamorphism, with magnetite as a common component. The presence of the magnetite leads to many strong aeromagnetic anomalies throughout this group of claims. Some of these anomalies are also thought to be indicative of possible kimberlite pipes and will be the subject of future investigation by Hexagon Gold.

(b) **Deposit Types and Mineralization**

Bad Vermilion Group

Gold Deposits/Mineralization

On the Bad Vermilion Group, gold–bearing quartz vein deposits are the mineral deposit types of primary interest. Free gold occurs primarily within quartz veins emplaced in northwest to north-northwest trending ductile shear zones within a large intrusive of tonalite (granite). This large intrusive underlies most of the landmass between Bad Vermilion Lake and Shoal Lake. Some gold also occurs in veins with the same trend, within volcanic rocks outside of the tonalite body.

Veins vary in width on the surface from a few centimeters to up to six meters. Drilling at the Foley Mine revealed that the "Jumbo" vein widened to 16 feet at a depth of 850 feet. The veins are characteristically laminated, and have been interpreted to have been developed by a "crack-and-seal" process in which successive pulses of silica-rich solutions entered fractures as they opened during the ductile shearing episode.

In excess of 100 gold-bearing quartz veins are known on the Bad Vermilion Group. The more significant of these are shown on the map in Figure 2.

In the Bad Vermilion Group, gold largely occurs as coarse, free gold in white quartz veins and can be recovered by simple crushing (gravity) circuits. Most veins also contain varying amounts of sulphide and other minerals including tellurides, sphalerite, chalcopyrite, pyrite, molybdenite and galena.

Cone and Bolen/McCormick Subgroups

Sampling and assaying of veins over the years indicates that gold concentrations within some of the veins of the Bad Vermilion Group can average between 0.35 and 0.85 oz/ton gold, with some even higher-grade zones. This is demonstrated by many assay intersections from underground and surface sampling and limited diamond drilling carried out in the early days.

More recent work that confirms the gold potential of Bad Vermilion veins system, was an exploration program carried out on the Cone claims by Sherritt Gordon in 1981-1983. Approximately 3,400 linear feet of veins on the Foley, Ferguson and McKenzie-Gray claims were exposed by stripping and trenching, followed by systematic sampling. A resulting Sherritt Gordon report observes that "the average grades of the mineralized shoots range from 0.10 oz/ton to 0.84 oz/ton." This report also mentions an average grade of 0.80 oz/ton for one of the ore shoots on the Bonanza (Foley Mine) Vein and shows the following average assays and surface widths for ore shoots on some of the veins:

Bonanza Vein:	0.84 oz/ton over 1.5 feet.
Bonanza Vein:	0.84 oz/ton over 1.0 feet
"V" Vein:	0.10 oz/ton over 3.3 feet
Jumbo Vein:	0.18 oz/ton over 6.6 feet
Daisy Vein:	0.38 oz/ton over 1.6 feet
Lucky Joe Vein:	0.36 oz/ton over 1.2 feet
West Vein:	0.37 oz/ton over 1.5 feet

As previously reported, information from the period 1922-1927 noted that, as the result of diamond drilling, at the deeper levels of the Foley Mine, ultramafic lamprophyre intrusives were encountered and significant gold values were found in the "schisted" wall rock, as well as in the veins. The veins also appeared to be widening with depth. The implication seems to be that the nature of the ore deposit changes for the better with depth. However, no verifiable assays could be found in the available government reports and technical literature of the day. Hexagon Gold's "Proposed Exploration Program", detailed in Section 2D will core several diamond drill holes extending below the 1,000 ft. level in the Foley Mine to attempt to corroborate these reports.

Golden Star Subgroup

Since the main ore vein on the Golden Star property is poorly exposed at surface, there is little reliable evidence of the ore grade encountered at depth during production in the late 1890's. However, historical records report that "from 119 samples taken by James A. Bow in 1899 above the 5th level, the average grade was 0.92 ounces across 2.6 feet. At an average (mining) width of 4 feet, the average grade would be 0.62 ounces per ton."

Base Metal Deposits/ Mineralization

Although clusters of coarse grained base metal sulphides occur in many of the gold bearing quartz veins on the Bad Vermilion Group, they are of interest only as a potential by-product of gold milling.

While some copper occurrences have been noted in the Bad Vermilion anorthosite intrusion on the west side of the Group, and in adjacent volcanic rocks on the Golden Star property, little can be said about the deposit type anticipated. There are, however, several untested electromagnetic conductors on the Group that should be investigated for their both gold and base metal potential.

Cousineau/East Block Group

Gold Deposits

Gold deposits are also of interest on the Cousineau/East Block Group. Most of the documented gold occurrences in this area appear to be related to deformation (shear) zones. In addition to shearing, these zones typically show strong alteration consisting of chlorite, iron carbonate and silicification. The gold is usually found associated with silicification/quartz. Pyrite is usually present, with chalcopyrite occurring occasionally.

Gold Mineralization

Inco, in a 1992 report, described two gold zones found on their former claims that cover most of the Cousineau/East Block Group, as follows:

"The A Zone is a shear zone with mineralized quartz stringers crosscutting mafic igneous flows and mafic volcanic tuff. Grab samples assayed up to 63.9 g/t gold. The B Zone is located at the hinge of a minor fold. Primary quartz stringers hosted by a mafic tuff unit, which is inter-banded with two distinct rhyolite units contain coarse-grained inclusions of chalcopyrite and pyrite. A grab sample assayed 24.07 g/t Au and a 2.5 metre chip sample assayed 13.2 g/t Au."

Also on the Cousineau/East Block Group are two other documented gold occurrences: the Pittsburgh Girl in the north and the Fighting Chance in the south. Earlier prospecting and sampling on these occurrences reportedly gave high gold assays from grab samples from each of these showings.

At the east end of the Group are three historical gold showings on, and straddling Hexagon claim 1178166: the Alice A, the Gold Bug, and the Emma Abbott. Some mining took place on the Alice A before the turn of the century. Little is known of the history of the other two. Work by Fire River Gold Corp. (1988) suggests that these showings lie within a major structural feature, with related alteration and sulphide mineralization that has a strike length of at least one mile. It also reported one "ore grade" gold assay from a grab sample taken from near the shaft.

Base Metal Deposits

The base metals deposit types of primary exploratory interest on the Cousineau/East Block Group are volcanogenic massive sulphides.

Detailed mapping by Inco in 1993 indicates that the rocks underlying the claims include layered sequences of mafic, intermediate and felsic volcanic rocks with some chemical sediments, that contain both sulphide and oxide iron formations facies. Many of the felsic volcanic rocks exhibit extensive alteration and deformation. Sodium depletion, sericitization and local chlorite alteration is reported in one wide zone on the western block. Sulphide mineralization, sometimes containing small amounts of copper and zinc, is common in many of the felsic horizons.

The above features suggest that these rocks have excellent potential to host typical Early Pre-Cambrian Archean-type volcanogenic massive sulphide deposits. The presence of scattered zinc and copper occurrences throughout the area, and a number of interesting electromagnetic anomalies, support this conclusion.

Base Metal Mineralization

Inco reports describe some of the base metal showings on their former (Cousineau/East Block) claim block as follows:

"The zinc showings occur within a strongly sericitized intermediate to felsic quartz crystal tuff unit which has undergone intense sodium depletion. The best grab sample, from the D Zone, assayed 14.0% Zn." Inco never drilled this promising zinc (and perhaps gold) target, which will be the subject of future Hexagon Gold exploration efforts.

The copper showings involve quartz-carbonate veining parallel to the foliation of an intermediate to felsic quartz crystal tuff. The best grab sample assayed 2.8% Cu and 41 ppb Au".

B. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Bad Vermilion Group

Because of the age and quality of most of the limited original data remaining from the principal operations at the Foley Mine between 1893 and 1927, it cannot be determined if any of the historical mineral resource and mineral reserve estimates mentioned in the literature were done in accordance with procedures required by sections 1.3 and 1.4 of National Instrument 43-101. Nevertheless, management is of the view that the following comments from the available literature seem relevant:

A preliminary report by Sherritt Gordon in 1982, refers to an earlier, undocumented report that provides the following "estimated amount of ore developed above the crosscuts and drifts in the Foley Mine:

15,000 tons in North shaft @ 0.58 oz/ton
15,000 tons in #5 shaft @ 0.58 oz/ton
25,000 tons in other shafts @ 0.48 oz/ton
50,000 tons in Jumbo vein @ 0.24 oz/ton
2,000 tons in Lucky Joe vein @ 0.096 oz/ton."

This results in a total of 107,000 tons at a weighted average of 0.388 oz/ton. It is uncertain whether any of this material was removed in later clean-up operations.

In 1981, The Ontario Geological Survey released a report on the feasibility of small-scale gold mining in northwestern Ontario (Neilson and Bray, 1981). The authors of this report attempted to research all pertinent data available on gold deposits documented in the assessment files as well as other published literature and company reports and, from this data, provided some rough estimates of tonnage and grade in the Mine Centre area and on specific properties.

On the Foley Mine, the above report suggests an estimated tonnage and grade of material, in the "possible" reserves category, at 40,000 tons at a grade of 0.50 oz/ton. At the Golden Star Mine, they suggest 200,000 tons at 0.42 oz/ton, and on the Ferguson prospect, they estimate approximately 40,000 tons at 0.38 oz/ton, both also in the "possible" category. These estimates were obtained from old company reports, or calculated from old mine plans, sections and other data found in the public record. Because of the questionable quality of most of these old records, the tonnage figures for the Bad Vermilion Group provided by Neilson and Bray cannot be construed to be either "mineral resources" or "mineral reserves" as defined in National Instrument 43-101.

Cousineau/East Block and Quetico North Groups

No other mineral resources or reserves as defined above can be claimed on either the Cousineau/East Block or Quetico North Group of claims.

C. HISTORICAL PRODUCTION FROM THE MINERAL PROPERTIES

Bad Vermilion Group
Although gold was produced from a large number of large and small gold-bearing veins on the Hexagon property over the years, the only two that reported significant production were the Golden Star and the Foley Mines. Total recorded production of gold historically mined from these two mines, in the two periods 1893-1901 and 1933-1941, as compiled from the Ministry assessment files, was slightly in excess of 16 thousand ounces:

Table 3: Production of gold in ounces from the Golden Star and Foley mines

Mine	Production Years	Ounces Gold
Golden Star	1898 - 1901: 1934, 1938 and 1941:	10,632 126
	Total:	10,758
Foley	1893 - 1900: 1933 - 1934:	4,412 855
	Total:	5,267
	GRAND TOTAL:	16,025

Lesser amounts of gold (each between 100 to 1,000 ounces) have been produced from ten other small mines on the Bad Vermilion claims.

Future Plans
The Work Program for the Foley Mine proposed by Hexagon Gold in Section 2(D) involves the core drilling of multiple 2,000 foot holes into the mine to evaluate the ore body reported to exist below the 500 foot level. Positive drilling results will lead to additional efforts to block out mineable ore, and establish sufficient proven and probable gold reserves to place the Foley Mine in commercial production in the near future.

Cousineau/East Block Group
On the Cousineau/East Block Group, the only documented ore production was the mining and milling of 200 tons of gold ore from the Alice A mine, located on Hexagon claim 1178166. This production took place before the turn of the last century.

Quetico North Group
No historical ore production is known to exist on Hexagon's current claims in the Quetico North Group.

Underground Activities

There is no underground exploration and development currently in progress on any of the Mineral Properties nor is there any underground plant and equipment in place. Dewatering of the Foley and Golden Star Mines on the Bad Vermilion Claims, both of which contain existing shafts, winzes, drifts and cross-cuts, will be required before any underground exploration and development can be resumed.

Surface Activities
Current surface exploration is limited to additional staking of new prospective gold claims in the Bad Vermilion Lake area as well as mapping and periodic sampling. Full exploration activities will be resumed when the Work Program (described in Section 4, below) is initiated. One small, idle mill as well as several camp trailers owned by Russell Cone, Jr., are situated on the Cone Leases. This mill is available for lease, and after refurbishing, could be suitable for limited future milling operations. No other surface plant or equipment exists on the Mineral Properties.

D. PROPOSED EXPLORATION PROGRAM

A two-phase program has been proposed by Northwest Mineral Development Services of Kenora, Ontario ("NMDS") in their independent engineering evaluation of the Mineral Properties. Phase I shown below in **Table 4** focuses on the potential for larger ore bodies at depth on the Foley Mine using the available funds raised from an initial $400,000 financing. Phase II continues a more in-depth evaluation of the Foley Mine, but also proposes exploration on other promising targets on the Hexagon property. The Phase II work is not contingent upon the results of the Phase I work on the Foley Mine, but would certainly be influenced by the results of the Foley drill program.

In NMDS' professional opinion, the character of the Mineral Properties is of sufficient merit to justify the programs recommended.

Table 4: Proposed Exploration Program - Phase I

Description	Cost	Est. Start Date	Est. Completion Date
(1) A comprehensive compilation and analysis of data should be undertaken as soon as possible, to help focus future work on the Mineral Properties. Because of the large size of Hexagon's property, the exceptionally large number of documented mineral occurrences, and the large amount of data and information on previous exploration work, it was not possible to fully analyze, evaluate and plot locations of all the available data under the terms of reference for NMDS' report. ***Geologist: 4 weeks + expenses***	$ 7,000	Nov. 1/03	Dec. 1/03
(2) A control grid should be cut over the Foley Mine structure to tie in all shafts, trenches and other mine workings, as well as to establish the drill hole locations referred to below. An electromagnetic survey should also be run over the grid to delineate the extent of the Foley structure and guide the stripping and trenching referred to below. ***Linecutting: 20 miles @ $450/mile*** ***Geophysical surveys***	$9,000 $21,000 $30,000	Nov. 1/03 Nov. 12/03	Dec. 11/03 Dec. 20/03
(3) Existing underground workings on the Foley Mine extend to a depth of 850 feet. Earlier reports, although unverified, indicate that the veins at this depth are significantly wider than at the upper levels, and carry significant gold values. At least two deep drill holes, of approximately 2,000 feet each should be drilled to test the Foley Mine structures at depths below the existing workings. ***Diamond Drilling (4,000' "HQ" core @ $25/ft.)*** ***Metallic Fire Assaying (380 assays @ $45 ea.)***	$100,000 $17,100 $117,000	Nov. 21/03 Nov. 25/ 03	Dec. 15/ 03 Dec. 30/ 03
(4) Geological/Mining consulting services will be required to supervise the above work and to obtain the necessary government permits and approvals ***Consulting Services***	$20,000	Nov. 1/03	Dec. 30/03
(5) Two geological assistants will be required to assist Company personnel with the above work ***2 Assistants for 5 months + expenses***	$40,000	Nov. 1/03	Mar. 1/04
TOTAL PHASE I	**$204,000**		

Phase II – Exploration Program

Phase II of the Exploration Program recommended by NMDS primarily involves the trenching, sampling and assaying of the surface quartz veins in the vicinity of the Foley Mine and the dewatering, mapping and underground sampling and underground sampling of the shafts, drifts and winzes of the existing Foley Mine historical workings (including permitting and consulting expenses). It also involves similar trenching, surface sampling of the quartz veins at the Golden Star Mine, as well as attendant ground geophysics. The balance of the recommended Phase II program ($379,000 total program expenses) is devoted to mapping, line-cutting, geophysical surveys and core drilling on gold prospects and existing geophysical anomalies on the Cousineau/East Block Group of claims.

Details of the Phase II Exploration Program are contained in the NMDS report, which is available for inspection on request (see "References", p.A15)

E. ACCESS, TOPOGRAPHY, INFRASTRUCTURE AND CLIMATE

Access

Trans Canada Highway 11 passes through the Mineral Properties, and a number of gravel and forest access roads provide access to the numerous known mineral deposits and showings. The Bad Vermilion Group can be easily accessed by the Shoal Lake Road that takes off from Highway 11, one kilometre east of the village of Mine Centre, and runs south the full length of the claim groups.

Topography

The property has typical Canadian Shield topography with topographic features rarely exceed 50 metres in elevation. Outcrop varies between 5 and 25%. Areas between outcrops are typically linear in shape, and often are structurally controlled. An estimated one third of the area is covered with mounds of glacial till material which can be easily removed if exploration and development operations require. The area supports a boreal forest of pine, poplar, spruce and birch. Considerable logging has taken place over the years. The Bad Vermilion Group claims occur largely along a height of land between two large lakes, Bad Vermilion Lake to the northwest and Shoal Lake to the southeast. Outcrop density in this area is good.

Infrastructure and Local Resources

Highway 11, the Canadian National Railroad, and a large capacity power line all pass through the property. Railroad sidings are already in place at Mine Centre should loading facilities be required. Both skilled labor and mining equipment are available at reasonable cost in the Fort Frances/ Mine Centre area and in the town of Atikokan, 65 km to the east of Mine Centre.

Climate

Climate is typical of Northwestern Ontario. At the station in Fort Frances, 65 kilometres to the west, daily mean temperature is -16 degrees C. in January and +20 degrees C. in July. Mean annual rainfall is 580 mm and mean annual snowfall is 150 cm. Field operations can be maintained year-round.

F. OTHER PROPERTIES

Hexagon Gold does not have any plans for properties other than the Mineral Properties described in this Information Circular.

G. DISPOSITIONS

During the previous three years, Hexagon Gold has made only minor dispositions of properties, all of which were considered non-essential. The company did not dispose of any properties during the past three years for which material obligations are currently outstanding.

H. ADMINISTRATION

(a) Upon completion of the Reverse Take-Over, the Resulting Issuer anticipates incurring administrative costs of $5,000 per month during the next twelve months (totaling $60,000) in order to accomplish the Work Program as described as Phase I above.

(b) A breakdown of the estimated monthly administrative costs is as follows:

Management Fees	$ 2,500
Rent	1,000
Legal Fees	500
Travel	500

Transfer Agent	500
Total Estimated Monthly Administrative Costs	**$ 5,000**

3. SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS

Hexagon Gold's Financial Operations

	Six Months Ending June 30, 2003	12 Months Ending December 31, 2002	12 Months Ending December 31, 2001
Revenues	0	0	0
Gross Profit	0	0	0
Exploration and Development Expenses	28,895	63,064	82,337
General and Administrative Expenses	437	2,370	2,929
Net Income (Loss)	(437)	(2,370)	(2,929)
Working Capital	1,276	1,005	2,307
Properties Deferred Research and Development	565,632	536,737	473,673
Other Assets	979	1,088	1,306
Long Term Liabilities	127,089	121,326	110,897
Shareholders' Equity			
Dollar Amount	440,798	417,504	366,389
Number of Securities	1,000,000	1,000,000	1,000,000

Financial Operations

Hexagon Gold's principal operations involve the exploration of the Mineral Properties and therefore, the company does not have any revenues. In the past, Hexagon Gold has relied on private investors to fund exploration activities on the Mineral Properties. As only the Mineral Properties are being acquired by Solana, Hexagon Gold will retain all liabilities associated with its previous activities concerning the properties. Solana will not be assuming any of Hexagon Gold's debt through its acquisition of the Mineral Properties.

(a) As Hexagon Gold's operations are solely exploratory in nature, the company does not currently have any revenues and relies exclusively on cash infusions from private investors, officers and directors.

(b) Hexagon Gold is currently in arrears on the principal and interest payments payable for an unsecured loan that it obtained in December of 2000, which is included as a long-term liability. Hexagon Gold is currently negotiating with the lender to restructure this debt. Hexagon Gold will hold Solana harmless from any and all liabilities and claims that might arise from this debt.

Risk Factors

Speculative Nature of Business

The business of the Resulting Issuer should be considered highly speculative due to the cyclical nature of the mining exploration industry.

General

1. It is important to consider that the Resulting Issuer has not had a history of mining operations or earnings and the overall success of the Resulting Issuer will be affected by its future business activities.

2. The future payment of dividends on the Common Shares will be dependent upon the financial requirements of the Resulting Issuer to finance future growth, the financial condition of the Resulting Issuer and other factors which the board of directors of the Resulting Issuer may consider appropriate in the circumstances. The Resulting Issuer has not paid dividends in the past and the payment of future dividends is uncertain.

3. Certain directors of the Resulting Issuer are or may become associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the *Business Corporations Act* (Alberta), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Resulting Issuer. The directors of the Resulting Issuer have either other full-time employment or other business or time restrictions placed on them and accordingly, the Resulting Issuer will not be the only affairs of these directors and officers.

4. The nature of the Resulting Issuer's business involves a high degree of risk and should only be considered by those persons who can afford a total loss of their investment. Investors must rely on management of the Resulting Issuer and those who are not prepared to do so should not invest.

Mineral Exploration

1. The nature of the Resulting Issuer's business is highly speculative due to its involvement in the exploration, development and production of minerals. Exploration for minerals involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that any commercial quantities of ore will be discovered by the Resulting Issuer. The commercial viability of a mineral deposit, if discovered, depends upon a number of factors including the particular attributes of the deposits (principally size and grade), the proximity to the infrastructure, the impact of mine development on the environment, environmental regulations imposed by various levels of government and the competitive nature of the industry which causes base metal prices to fluctuate substantially over short periods of time. Most of these factors are beyond the control of the Resulting Issuer. Mineral exploration and development are highly speculative and few properties that are explored are ultimately placed into commercial production. At present, all of the properties of the Resulting Issuer are without a known body of commercial ore. The investment involves a high degree of risk and should only be considered by those persons who can afford a total loss of their investment. Investors must rely on management of the Resulting Issuer and those who are not prepared to do so should not invest.

2. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Resulting Issuer is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Resulting Issuer's growth and profitability.

3. The Resulting Issuer's continuing right to earn or maintain its ownership in its mineral property interests will be dependent upon compliance with applicable laws and with agreements to which it is a party. The

Resulting Issuer's properties consist of various rights to acquire interests in lands prospective for mineral exploration. There is no assurance that the Resulting Issuer will be able to obtain and/or maintain all required permits and licences to carry on its operations. While the Resulting Issuer has established normal administrative systems, additional expenditures will be required by the Resulting Issuer to maintain its interests in its properties. These additional expenditures may be required to conduct a feasibility study to prove an economic ore body and to bring it into production. There can be no assurance that the Resulting Issuer will have the funds, will be able to raise or will be able to comply with the provisions of the agreements relating to its properties which would entitle it to an interest therein and if it fails to do so its interest in certain of these properties may be reduced or be lost.

4. The Resulting Issuer's operations are subject to all of the risks normally incidental to the operation and development of mineral properties and the construction and development of a mine, including encountering unexpected formations or pressures, caving, flooding, fires and other hazards, all of which could result in personal injuries, loss of life and damage to property of the Resulting Issuer and others. In accordance with customary industry practice, the Resulting Issuer is not fully insured against all of these risks, nor are all such risks insurable. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new legislation on the Resulting Issuer's operations has not yet been fully determined.

5. The marketability and price of minerals which may be acquired or discovered by the Resulting Issuer will be affected by numerous factors beyond the control of the Resulting Issuer. The Resulting Issuer will be affected by changing production costs, the supply or/and demand for minerals, the rate of inflation, the inventory levels of minerals held by competing companies, the political environment and changes in international investment patterns. The Resulting Issuer is also subject to a variety of waste disposal, pollution control and similar environmental laws. Depending on future exploration and development plans, the Resulting Issuer may require additional financing which may not be available or, if available, may not be available on favourable terms.

6. The Resulting Issuer's mining activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining and exploration of mineral properties but also the possible affect of such activities on the environment. Existing and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the exploration and development of the properties in which the Resulting Issuer has an interest, the extent of which cannot be predicted. Compliance with environmental quality requirements and reclamation laws imposed by federal, provincial and local government authorities may necessitate significant capital outlays or may cause material changes in the Resulting Issuer's intended activities. No assurance can be given that environmental standards imposed by any government authority will not be changed, become more stringent or otherwise adversely affect the Resulting Issuer.

7. No current title report has been obtained regarding the Resulting Issuer's mineral property interests. The mineral properties in which the Resulting Issuer has an interest may be subject to prior unregistered agreements, interests or native land claims and title may be affected by undetected defects.

Reliance on Key Personnel

The success of the Resulting Issuer is largely dependent on the performance of its key employees and senior management. Failure to retain key employees or to attract and retain additional key employees with necessary skills could have a materially adverse impact on the Resulting Issuer's growth and profitability.

Competition

The mining industry is intensely competitive and the Resulting Issuer must compete in all aspects of its operations with a number of other corporations which have far greater technical and/or financial resources.

Capital Funding

The Resulting Issuer may require additional financing. The ability of the Resulting Issuer to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Resulting Issuer. There can be no assurances that the Resulting Issuer will be successful in its efforts to arrange additional financing if needed on terms satisfactory to the Resulting Issuer. If additional financing is raised by the issuance of shares from treasury of the Resulting Issuer, control of the Resulting Issuer may change and securityholders may suffer additional dilution.

Seasonality

The operations of the Resulting Issuer are at latitudes which generally permit year round activity, however, operations are sometimes hampered in winter by extreme cold and/or excessive snowfall.

4. TARGET COMPANY DESCRIPTION/ DISCLAIMERS

Hexagon Gold has no material pending or prior litigation or bankruptcy or receivership actions pending nor any past or pending material changes to the type of business it conducts or intends to conduct in the future.

Hexagon Gold does not, at present, have any subsidiaries, proposed subsidiaries or predecessors.

5. INTERCORPORATE RELATIONSHIPS

On completion of the Reverse Take-Over Transaction, the Corporation will have, subsidiaries.

6. EXISTING SHARE CAPITAL

Hexagon Gold is authorized to issue the following number and classes of shares:

(a) Unlimited Class A, B, C, D and E common shares, without par value; and

(b) Unlimited Class A, B, C, D and E Preferred shares.

7. PRIOR SALES

Since the date of incorporation, a total of 1,000,000 Class "A" common shares and 1 Class B Preferred share have been issued as follows:

Date	Number of Shares	Class of Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received
January 10, 1998	675,000	Class A Common	$0.001	$675.00	Cash
January 10, 1998	250,000	Class A Common	$0.001	$250.00	Cash
January 10, 1998	75,000	Class A Common	$0.001	$75.00	Cash
January 10, 1998	1	Class B Preferred	$1.00	$1.00	Cash
Totals	**1,000,001**				

8. CAPITALIZATION

The following table sets forth the capitalization of Hexagon Gold as at the date of this Information Circular:

Designation of Security	Number Authorized	Amount Outstanding as of the date of this Information Circular
Class A Common Shares	Unlimited	1,000,000 ($1,000)
Class B, C, D & E Common Shares	Unlimited	Nil
Class B Preferred Shares	Unlimited	1 ($1.00)
Class A, C, D & E Preferred Shares	Unlimited	Nil

The following table sets forth the indebtedness of Hexagon Gold as of October 31, 2003:

	Amount Outstanding as at October 31, 2003
Term Loan [1]	$122,288

Note:

(1) Hexagon Gold entered into an agreement to borrow $100,000 in December of 2000. This loan accrued interest at a rate of 9% per annum and was due for repayment on December 31, 2002. The company is currently re-negotiating the terms of this loan.

9. FULLY DILUTED SHARE CAPITAL AND CONSOLIDATED SHARE AND LOAN CAPITAL OF RESULTING ISSUER

FULLY DILUTED SHARE CAPITAL TABLE

	Number of Securities	Percentage of Total [1]
(a) Issued by Corporation as of October 31, 2003	17,225,900	4-1 Consolidation 37.96% 9-1 Consolidation 21.43%
(b) Securities reserved by Corporation for future issue as of October 31, 2003 (excluding securities to be issued pursuant to the Reverse Take-Over Transaction)	150,000	4-1Consoliation 0.33% 9-1 Consolidation 0.19%
(c) Securities to be issued in consideration for mineral claims of Hexagon Gold to be acquired by the Corporation pursuant to the Reverse Take-Over Transaction	5,000,000	4-1 Consolidation 44.08% 9-1 Consolidation 55.99%
(d) Securities to be issued pursuant to any concurrent or contemporaneous financing [2]	2,000,000	4-1 Consolidation 17.63% 9-1 Consolidation 22.39%
(e) Securities to be reserved for issuance in connection with the Reverse Take-Over Transaction	Nil	Nil
TOTAL	4 for 1 Consolidation 11,343,975 9 for 1 Consolidation 8,930,656	100.00% 100.00%

Notes:

(1) The references are to whether Solana completes a four (4) for one (1) consolidation of its Common Shares or a nine (9) for one (1) consolidation.

51

(2) Solana is proposing a Private Placement of 2,000,000 Common Shares at a price of $0.20 per share for gross proceeds of $400,000.

10. CONSOLIDATED SHARE AND LOAN CAPITAL OF RESULTING ISSUER

Designation of Security	Amount Authorized or to be Authorized	Amount outstanding as of the date of the most recent balance sheet in the Information Circular	Amount outstanding as of the Most Recent Month End	Amount to be outstanding in Resulting Issuer upon completion of the Reverse Take-Over Transaction, 4 for 1 Consolidation and Private Placement (2)	Amount to be outstanding in Resulting Issuer upon completion of the Reverse Take-Over Transaction, 9 for 1 Consolidation and Private Placement (2)
Common Shares	Unlimited	17,225,900 (-$805,894) (1)	17,225,900 (-$805,894)(1)	11,306,475 ($544,106)(1)	8,913,989 ($544,106)(1)
Preferred Shares	Unlimited	Nil	Nil	Nil	Nil

Notes:

(1) These amounts are gross proceeds before deduction of expenses relating to issuance of share capital.

(2) Solana is proposing a Private Placement of 2,000,000 Common Shares at a price of $0.20 per share for gross proceeds of $400,000.

11. AVAILABLE FUNDS

The working capital available to the resulting issuer as at October 31, 2003 and the net proceeds of the Private Placement proposed to be completed concurrently with the Reverse Take-Over Transaction, after deducting professional fees and other associated costs of approximately $25,000, will be as follows:

	Estimated as at October 31, 2003	After Reverse Take-Over Transaction and Private Placement
Corporation	$50,000	$25,000
Private Placement	Nil	$400,000
Total	$50,000	$425,000

12. USE OF FUNDS

The principal uses of the available funds from current resources and proposed Private Placement are as follows:

Principal Purpose	Private Placement Proceeds
Work Program	$204,000
Maintain Properties in Good Standing	$40,000
General Administration	$60,000
Unallocated Working Capital(1)	$100,000
Total	$404,000

Note:

(1) After giving effect to the Reverse Take-Over Transaction, this figure represents the Resulting Issuer's aggregate working capital requirements for the next 12 months which management considers to be an appropriate reserve given the Corporation's current financial position.

13. DIRECTORS, OFFICERS, PROMOTERS, MANAGEMENT AND OTHER INSIDERS

The following are the names and municipalities of residence of all the current directors, senior officers and promoters of Hexagon Gold, their positions and offices, their principal occupations during the last five years and their holdings of securities of Hexagon Gold:

Name, Municipality of Residence, Age and Date First became a Director	Office	Principal Occupation	Securities Beneficially owned or Controlled
J. Bruce Carruthers II Flagstaff, Arizona 68 years old January 9, 1998	President and Director Part-time employee (25% of time devoted to the company)	President and Chief Executive Officer of the Corporation since March 1998. President of Hexagon Resources, Inc., a private mineral exploration company since 1989.	675,000 (1) Class A Common Shares
John A. Bolen Fort Frances, Ontario 51 years old January 9, 1998	Vice-President Full-time (100% of time devoted to the company)	Vice President Exploration and General Manager of Hexagon Gold since 1998.	250,000 (1) (2) Class A Common Shares

Notes:

(1) J. Bruce Carruthers II controls 67.5% of Hexagon Gold indirectly through Hexagon Resources, Inc., a company of which he is a 51% shareholder, director and officer.

(2) John A. Bolen owns 55% of J.A. Bolen & Associates which, in turn, owns 25% of Hexagon Gold.

14. INDEBTEDNESS OF MANAGEMENT, OFFICERS, PROMOTERS AND OTHER INSIDERS

No director, proposed director, senior officer, other management or promoters of Hexagon Gold, nor any of their respective associates or affiliates is or has been, at any time since the date of incorporation, indebted to Hexagon Gold.

15. EXECUTIVE COMPENSATION OF MANAGEMENT OF HEXAGON GOLD (ONTARIO) LTD.

15.1 Officers

Hexagon Gold has three executive officers, J. Bruce Carruthers II, President, John A. Bolen, Vice-President and Eric A. Gavin, Secretary-Treasurer.

J. Bruce Carruthers II, President	Nil
John A. Bolen, Vice-President	Nil
Eric A. Gavin, Secretary-Treasurer	Nil

The officers are also reimbursed for miscellaneous out-of-pocket expenses incurred in carrying out their duties as officers of Hexagon Gold.

15.2 Directors

The directors of Hexagon Gold are J. Bruce Carruthers II and John A. Bolen. The directors are not paid cash compensation in their capacity as directors of Hexagon Gold. The directors are reimbursed for miscellaneous out-of-pocket expenses incurred in carrying out their duties as directors of Hexagon Gold.

16. OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

The Company has not reserved any common shares for stock options to be granted to directors, officers and/or employees of the Company.

17. INTEREST OF MANAGEMENT AND OTHER INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out in this Information Circular, the management of Hexagon Gold is not aware of any material interest, direct or indirect, of any insider of Hexagon Gold, any nominee for election as a director of Hexagon Gold or any Associate or Affiliate of any such person, in any transaction since the commencement of Hexagon Gold's last completed financial year, or in any proposed transaction, that has materially or would materially affect Hexagon Gold.

The following table sets out the number and percentage of Common Shares of the Corporation held by the directors and officers, the associates or affiliates of the directors and officers of Hexagon Gold and any individual holding 10% or more of the Common Shares, before and after the Reverse Take-Over Transaction.

	Before Reverse Take-Over Transaction 17,225,900 Issued and Outstanding Common Shares		After Reverse Take-Over Transaction 4 for 1 Consolidation and Private Placement 11,306,475 Issued and Outstanding Common Shares		After Reverse Take-Over Transaction 9 for 1 Consolidation and Private Placement 8,913,989 Issued and Outstanding Common Shares	
Name of Shareholder	Common Shares Beneficially Held	Percentage of Outstanding common Shares	Common Shares Beneficially Held	Percentage of Outstanding common Shares	Common Shares Beneficially Held	Percentage of Outstanding Common Shares
J. Bruce Carruthers II	1,556,500	9.04%	2,110,375	18.67%	1,894,194	21.25%
John A. Bolen	Nil	Nil	687,500	6.08%	687,500	7.71%
William W. Root	500,000	2.90%	125,000	1.11%	55,556	0.62%
Eric A. Gavin	100,000	0.58%	25,000	0.22%	11,111	0.12%
William F. Mudon	50,000	0.29%	12,500	0.11%	5,556	0.06%
Wayne G. Young	Nil	Nil	50,000	0.44%	50,000	0.56%
Eugene Chen	4,000	0.02%	51,000	0.45%	50,444	0.57%
TOTALS	2,210,500	12.83%	3,048,875	26.97%	2,754,361	30.90%

18. DIVIDEND RECORD

No dividends have been paid on any of the securities of Hexagon Gold to date and it is not contemplated that dividends will be paid in the immediate future.

5-4

19. SPONSORSHIP

The Corporation has received an exemption from sponsorship pursuant to the Exchange Policy 2.2 Section 3.4.

20. INVESTOR RELATIONS ARRANGEMENTS

Hexagon Gold has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for the Corporation or its securities or Hexagon Gold or its securities.

21. RELATIONSHIP BETWEEN LISTED ISSUER/TARGET ISSUER AND PROFESSIONAL PERSONS

McLeod & Company LLP, Barristers & Solicitors, are the solicitors for the Corporation. Eugene Chen, an associate with McLeod & Company LLP, is a proposed nominee as a Director of the Corporation and it is expected that he will also be appointed Corporate Secretary. In addition, McLeod & Company LLP provides legal services to the Corporation and receives fees for such services. Upon completion of the Reverse Take-Over Transaction, the partners and associates of McLeod & Company LLP as a group will beneficially own, directly or indirectly, less than 1% of the Common Shares of the Resulting Issuer. There is no other beneficial interest, direct or indirect, in any securities or property of the Corporation or Hexagon Gold or of an associate or affiliate of the Corporation or Hexagon Gold, held by a "professional person" or any associate of the professional person. For the purposes of this subsection, "professional person" means, any person whose profession gives authority to a statement made by the person in the person's professional capacity and includes a barrister and solicitor (attorney), a public accountant, an appraiser, valuator, auditor, engineer or geologist.

22. LEGAL PROCEEDINGS

Hexagon Gold is not involved in, nor is aware of, any present or pending legal proceedings involving it as a party other than as disclosed below or otherwise disclosed in this Information Circular.

23. FINANCIAL STATEMENTS

Attached to this Information Circular are the unaudited financial statements of the Corporation for the period ended June 30, 2003 (Schedule "B"); the audited financial statements of the Corporation for the year ended December 31, 2002 (Schedule "C"); the compilation report and pro-forma balance sheet of the Corporation as at June 30, 2003 (Schedule "D"); and the audited statement of expenditures for Hexagon Gold for the fiscal years ended December 31, 2002 and December 31, 2001 (Schedule "E").

24. PUBLIC AND INSIDER OWNERSHIP

Following completion of the Reverse Take-Over Transaction and the Private Placement, the following will be the shareholdings of the Resulting Issuer:

	Aggregate Number of Common Shares Held	Percentage of Outstanding Common Shares
Public	8,257,600 (4 for 1 Consolidation) 6,159,628 (9 for 1 Consolidation)	73.03% (4 for 1) 69.10% (9 for 1)
Promoters and Insiders	3,048,875 (4 for 1 Consolidation)[1] 2,754,361 (9 for 1 Consolidation)[1]	26.97% (4 for 1) 30.90% (9 for 1)
TOTAL	11,306,475 (4 for 1 Consolidation) 8,913,989 (9 for 1 Consolidation)	100.00%

Note:
(1) Assumes no exercise of any stock options.

25. OTHER REPORTING ISSUERS

Proposed Director/Officer	Position	Reporting Issuer	Time Period
J. Bruce Carruthers II	Director Director	Bravo Resource Partners Ltd. Tri-Valley Corp.	05/99 - 03/02 1984 - 1996
William W. Root	Director Director Director	Golden Raven Resources Ltd. Dimensions West Energy Ltd. Raindrop Resources Ltd.	11/97 – 03/99 01/98 – 03/99 08/99 – 06/00
John A. Bolen	Director	Raindrop Resources Ltd.	04/99 – 06/00
Wayne G. Young	Director	Berkshire Capital Corp. (now Minean International Corp.)	03/99 – 04/03
Eugene Chen	Corporate Secretary Corporate Secretary Corporate Secretary Corporate Secretary	WNS Emergent Inc. Intermedia Capital Corp. (now Savanna Energy Services Corp.) Berkshire Capital Corp. (now Minean International Corp.) Cybersurf Corp.	05/01 – present 03/00 – 08/03 03/99 – 04/03 09/99 – 04/00

26. CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed in this Information Circular, no proposed director, officer or promoter of the resulting issuer has been the subject of a cease trade or similar order or has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

27. PENALTIES OR SANCTIONS

None of the proposed directors, officers or promoters of the Resulting Issuer have, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

28. INDIVIDUAL BANKRUPTCIES

No proposed director, officer or promoter of the resulting issuer has, within the five years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

29. CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and senior officers of Hexagon Gold will be subject in connection with the operations of Hexagon Gold. Each of the directors and senior officers are directors and officers of other companies in various industries and will continue to be involved with other companies, and situations may

arise where the directors and senior officers may be involved in companies in direct competition with Hexagon Gold. Conflicts, if any, will be subject to procedures and remedies under the *Business Corporations Act* (Ontario), as applicable.

30. MATERIAL CONTRACTS

Hexagon Gold has not entered into any contracts material to shareholders of the Company within the two years prior to the date hereof other than contracts in the ordinary course of business except for an Option Agreement dated April 18, 2003 between the Corporation and Hexagon Gold.

Copies of the foregoing agreements may be inspected without charge at the registered office of Hexagon Gold or the Corporation during ordinary business hours until the date of the Meeting and for a period of thirty days thereafter.

31. PARTICULARS OF ANY OTHER MATERIAL FACTS

There are no other material facts that are applicable as at the date of this Information Circular.

SCHEDULE "B"

UNAUDITED FINANCIAL STATEMENTS OF THE CORPORATION
FOR THE PERIOD ENDED JUNE 30, 2003

T8

Solana Petroleum Corp.

Consolidated Financial Statements
(Unaudited)
June 30, 2003

Solana Petroleum Corp.
Consolidated Balance Sheets
(Unaudited)
As at June 30, 2003 and December 31, 2002

	2003 $	2002 $
Assets		
Current assets		
Funds held in trust	-	7,108
Cash and term deposits	-	10,708
Accounts receivable	100,000	3,877
Prepaid expenses	53,077	774
Deposits on petroleum and natural gas properties (note 3)	-	2,062,373
Current portion of amounts receivable from directors and officers	-	4,685
	153,077	2,089,525
Mineral properties	14,558	-
Property, plant and equipment (note 5)	1,883	15,910
Amounts receivable from directors and officers (note 6)	121,475	106,720
	290,993	2,212,155
Liabilities		
Current liabilities		
Bank indebtedness	55	-
Accounts payable	38,045	106,330
Share subscriptions repayable (note 7)	29,650	2,336,090
	67,750	2,442,420
Due to California Syndicate (note 4)	547,422	641,711
	615,172	3,084,131
Shareholders' Deficit		
Share capital (note 7)	5,051,051	5,357,367
Deficit	(5,375,230)	(6,229,343)
	(324,179)	(871,976)
	290,993	2,212,155

Going concern (note 1)

Approved by the Board of Directors

_______________________ Director _______________________ Director

60

Solana Petroleum Corp.

Consolidated Statements of Operations and Deficit
(Unaudited)
For the six month period ended June 30, 2003 and 2002

	2003 $	2002 $
Income		
Interest income	-	6
Expenses		
Accounting and audit	200	2,804
Compliance agency fees	10,408	-
Consulting fees	4,009	4,800
Legal fees	25,546	-
Management fees (note 8)	15,000	44,688
Office	20,542	10,148
Other	7,318	2,634
Promotion and investor relations	5,811	12,138
Travel	3,490	1,987
	92,324	79,199
Loss before foreign exchange and gain on sale of oil and natural gas properties	(92,324)	(79,193)
Foreign exchange gain	185,082	427
Gain on sale of oil and natural gas properties (note 9)	761,355	-
Net income (loss) for the period	854,113	(78,766)
Deficit – Beginning of period	(6,229,343)	(6,013,518)
Deficit – End of period	(5,375,230)	(6,092,284)
Basic and diluted income (loss) per share	0.04	(0.01)

Solana Petroleum Corp.

Consolidated Statements of Cash Flows

(Unaudited)

For the six month period ended June 30, 2003 and 2002

	2003 $	2002 $
Cash provided by (used in)		
Operating activities		
Net income (loss) for the year	854,113	(78,766)
Items not requiring cash		
Unrealized foreign exchange gain	(94,289)	-
Gain on sale of oil and natural gas properties	(761,355)	-
	(1,531)	(78,766)
Changes in non-cash working capital items	(116,711)	14,542
	(118,242)	(64,224)
Investing activities		
Purchase of mining properties	(14,558)	-
Proceeds on sale of oil and natural gas properties	2,837,755	-
Amounts receivable from directors and officers	(10,070)	-
	2,813,127	-
Financing activities		
Advances to related corporations	-	(22,500)
Note receivable sale of oil and natural gas properties	(225,000)	-
Repayment of note receivable sale of oil and natural gas properties	125,000	-
Proceeds from short term loan	-	67,464
Redemption of share capital	(306,316)	-
Share subscriptions repayable	(2,306,440)	-
	(2,712,756)	44,964
Decrease in cash	(17,871)	(19,260)
Cash – Beginning of period	17,816	25,205
Cash (Deficiency) – End of period*	(55)	5,945

* Cash is represented by funds held in trust and cash and term deposits.

Cash interest received was $0 (2002 – $6).

Solana Petroleum Corp.

Notes to Consolidated Financial Statements
(Unaudited)
June 30, 2003

1 Going concern

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At June 30, 2003 the company had accumulated losses amounting to $5,375,230. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 9.

2 Significant accounting policies

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned Cayman Islands subsidiary, Solana Petroleum Exploration (Colombia) Limited and its wholly owned US subsidiaries, Solana Petroleum California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Petroleum and natural gas properties

The company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion.

Depletion of exploration and development costs and amortization of production equipment is provided for on a unit-of-production method based upon estimated proved petroleum and natural gas reserves.

The carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and future site restoration and abandonment costs, is compared quarterly to the estimated undiscounted value of future net cash flows from proved oil and gas reserves, based on current prices and costs, and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs and income taxes. Should this ceiling test indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

Joint operations

Substantially all of the company's petroleum and natural gas operations are conducted jointly with others. These financial statements reflect only the company's proportionate interest in such activities.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2003 and 2002.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for the six month period ended June 2003 were 17,736,426 (2002 – 20,289,055). Diluted weighted average shares outstanding for the six month period ended June 2003 were 17,736,426 (2002 – 20,289,055).

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at June 30, 2003 and December 31, 2002 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

3 Colombian operations

In prior years, the company purchased a 38.125% participating interest in an oilfield exploration program ("Tapir") in Colombia, South America which had received Colombian Government approval.

On October 31, 1999, the company entered into an agreement to purchase an additional 11.875% participating interest in the Tapir exploration program. Under the terms of this agreement, the company was to be responsible for 11.875% of the costs and expenses of joint operations attributable to this interest effective from August 1, 1999. The purchase price was to be satisfied by the company issuing 3,000,000 common shares to the vendor on closing and the purchase was conditional upon receiving final approval by the Colombian Government entities.

Final approval was not received from the Colombian Government entities, the common shares were not issued and the agreement to purchase the additional 11.875% was abandoned.

On December 1, 2000, the company entered into a settlement agreement and mutual release whereby they assigned their 38.125% interest in the Tapir exploration program to various parties. In exchange for their interest, the assignees assumed all unpaid liabilities relating to development of the 38.125% interest in the Tapir exploration program. As the company has disposed of its Tapir interest, capitalized costs related thereto were charged to operations in fiscal 2000.

On June 15, 1998, Solana Petroleum Exploration (Colombia) Limited ("Exploration") executed an Option Agreement whereby Exploration may elect to farm-in to obtain a 50% working interest in an oilfield exploration program ("Caño Caranal") in Colombia, South America. Under the terms of the agreement, Exploration made a non-refundable option payment of US $25,000 on June 17, 1998. On August 31, 1998, Exploration exercised its option and entered into a Farmout Exploration Agreement to obtain the 50% working interest in Caño Caranal, by incurring exploration expenditures of US $1,080,000, of which approximately US $320,000 has been expended, or the cost of completing a fifty kilometre seismic survey of the project, whichever is less. On August 31, 1998 Exploration entered into a Joint Operating Agreement regarding Caño Caranal. The agreement requires that Exploration contribute 50% of direct exploration costs plus interest charges calculated at 2% - 5% of annual expenditures with a minimum of $10,000 per month. The company has also entered into a Technical and Administrative Services Agreement related to Caño Caranal effective June 15, 1998. Participation in Caño Caranal is subject to approval by Colombian Government entities. Due to the social conditions, fulfilment of the commitment had been postponed by mutual consent of the parties to the agreement, including the Colombian Government entities.

During the 2000 fiscal year, Exploration did not contribute their share of overhead costs related to these agreements. As a result, Exploration no longer has any interest in this property and the capitalized costs relating to this property (approximately $480,000) were charged to operations in fiscal 2000.

On October 4, 2002, Exploration executed a Sales and Purchase Agreement (the "Purchase") with Petrobras Colombia Limited, a subsidiary of the Brazilian state oil company ("Petrobras"), to purchase 90% of Petrobras' Participating Interest in the Magangue Association Contract, which includes the Guepajé Natural Gas Field (the "Gas Field") located in the Lower Magdalena Basin of Northwestern Colombia. The company made refundable deposits totalling US$1,169,250 to Petrobras as specified under the terms of the Purchase and US$95,000 to the Columbian government for taxes related to the purchase. Additional funds totalling US$41,380 were used to purchase equipment related to the Gas Field. The closing of the Gas Field purchase (including transfer of ownership to the company) was subject to the approval of ECOPETROL, the Colombian state oil company, which, as of December 31, 2002, had not been received. Therefore, as of year-end, the company did not have title, operatorship or cash flow from the Gas Field.

4 United States operations

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees were available for the company's own purposes. To date no other exploratory prospects in California have been identified. Consequently, the balance of $547,422 (US $406,250) remains as long-term unsecured accounts payable to the participants.

On November 19, 1999, the company entered into an Exploration Agreement and paid a prospect fee of US $100,000 to obtain a 25% working interest and 17.5% net revenue interest, before payout, in the Hoff #1 well being drilled in Roane County, West Virginia, USA. The company concurrently sold one-half of this interest to another investor who agreed to contribute the entire prospect fee and one-half of the company's share of drilling costs of US $400,000. All required funds were advanced to the operator; however, the well incurred significant cost overruns. In October 2000, the company entered into a settlement agreement and mutual release whereby it assigned its entire interest in the Exploration Agreement to the operator. In exchange, the operator granted the company a 2.5% gross overriding royalty interest in the well and agreed to assume all unpaid liabilities of the company relating to the Exploration Agreement. As the company effectively disposed of its interests in the United States, the capitalized costs were charged to operations in 2000.

5 Property, plant and equipment

	2003			2002
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	416	210	4,032
Computer equipment	6,334	4,661	1,673	11,878
	6,960	5,077	1,883	15,910

6 Amounts receivable from directors and officers

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,028 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

7 Share capital

Authorized
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares
- Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Solana Petroleum Corp.

Notes to Consolidated Financial Statements
(Unaudited)
June 30, 2003

7 Share capital continued

Issued and outstanding

	Number of shares	Amount $
Balance	20,289,055	5,990,418
Share issue costs	-	(633,051)
Balance as at December 31, 2002	20,289,055	5,357,367
Redeemed	(3,063,155)	(306,316)
Balance as at June 30, 2003	17,225,900	5,051,051

On April 20, 2001, the company entered into an agreement to issue, through a private placement, 3,083,155 units at $0.10 per unit. Each unit consisted of one common share and one half warrant. A full warrant would allow the investor to purchase an additional common share at $0.15 per share within six months. 3,063,155 of the units issued were purchased by a director of the company and have been cancelled as a result of the sale of the Columbian oil and natural gas properties on January 31, 2003 (see note 10)

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the shareholders. The promissory notes have an interest rate of 6% and are due on demand. The promissory notes have been assumed by the purchasers of the Columbian oil and natural gas properties on January 31, 2003 (see note 10).

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At June 30, 2003 571,340 (2002 – 571,340) options had been granted under the following terms:

Number of shares	Option price $	Expiry date
421,340	0.50	October 22, 2003
150,000	0.17	September 22, 2005

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

8 Related party transactions

The company has entered into agreements whereby certain directors were paid approximately $15,000 (2002 – $15,000) for consulting and management fees.

9 Restructuring transactions

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest in the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the sale agreement, the purchasers will make future cash payments totalling $225,000 to Solana, assume existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and assume all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation. Messrs. Hewitt and Newton resigned from the company's Board of Directors as of December 31, 2002.

Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario corporation, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.01, the transaction is valued at $50,000. The issuance of these shares are subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, but not to exceed 1 new share for 9 old shares. These approvals will be sought at the upcoming meeting of the shareholders of the company. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares is subject to TSX Venture Exchange Inc. regulatory approval, approval of the shareholders of Solana Petroleum Corp. and a successful concurrent private placement financing of $400,000, all expected to occur by November 7, 2003.

10 Subsequent event

On September 12, 2003, the company sold all of the shares of it's wholly owned subsidiary Solana Energy Group Inc.(SEG)(incorporated under the laws of the State of Nevada) to Solana Petroleum Exploration (Columbia) (incorporated under the laws of the Cayman Islands and now owned by a group of private offshore investors) for cash US $5,000. SEG has no material assets or liabilities.

SCHEDULE "C"

AUDITED FINANCIAL STATEMENTS OF THE CORPORATION
FOR THE YEAR ENDED DECEMBER 31, 2002

70

Solana Petroleum Corp.

Consolidated Financial Statements
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

August 26, 2003

Auditors' Report

To the Shareholders of
Solana Petroleum Corp.

We have audited the consolidated balance sheets of **Solana Petroleum Corp.** as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Solana Petroleum Corp.

Consolidated Balance Sheets

As at December 31, 2002 and 2001

	2002 $	2001 $
Assets		
Current assets		
Funds held in trust	7,108	3,270
Cash and term deposits	10,708	21,935
Accounts receivable	3,877	4,262
Prepaid expenses	774	10,081
Deposits on petroleum and natural gas properties (note 3)	2,062,373	-
Current portion of amounts receivable from directors and officers	4,685	-
	2,089,525	39,548
Property, plant and equipment (note 5)	15,910	2,690
Amounts receivable from directors and officers (note 6)	106,720	-
	2,212,155	42,238
Liabilities		
Current liabilities		
Accounts payable	106,330	51,395
Share subscriptions repayable (note 7)	2,336,090	-
	2,442,420	51,395
Due to California Syndicate (note 4)	641,711	646,994
	3,084,131	698,389
Shareholders' Deficit		
Capital stock (note 7)	5,357,367	5,357,367
Deficit	(6,229,343)	(6,013,518)
	(871,976)	(656,151)
	2,212,155	42,238

Going concern (note 1)

Approved by the Board of Directors

(Signed) "William W. Root" Director (Signed) "J. Bruce Carruthers II" Director

Solana Petroleum Corp.

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2002 and 2001

	2002 $	2001 $
Income		
Interest income	1,290	1,435
Expenses		
Accounting and audit	43,902	20,600
Amortization	3,282	1,164
Compliance agency fees	22,325	-
Consulting fees	61,246	-
Legal fees	37,409	4,581
Management fees (note 9)	30,000	144,267
Office	45,532	11,214
Travel	6,784	9,206
Other	9,935	-
	260,415	191,032
Loss before foreign exchange	(259,125)	(189,597)
Foreign exchange gain (loss)	43,300	(59,023)
Net loss for the year (note 8)	(215,825)	(248,620)
Deficit – Beginning of year	(6,013,518)	(5,764,898)
Deficit – End of year	(6,229,343)	(6,013,518)
Basic and diluted loss per share	(0.01)	(0.01)

Solana Petroleum Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001

	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Net loss for the year	(215,825)	(248,620)
Items not requiring cash		
Amortization of capital assets	3,282	1,164
Unrealized foreign exchange (gain) loss	(5,283)	46,781
	(217,826)	(200,675)
Changes in non-cash working capital items	64,627	(123,263)
	(153,199)	(323,938)
Investing activities		
Purchase of capital assets	(16,502)	-
Deposits on petroleum and natural gas properties	(2,062,373)	-
Amounts receivable from directors and officers	(111,405)	-
	(2,190,280)	-
Financing activities		
Proceeds received for private placement	-	308,315
Share subscriptions repayable	2,336,090	-
	2,336,090	308,315
Decrease in cash	(7,389)	(15,623)
Cash – Beginning of year	25,205	40,828
Cash – End of year*	17,816	25,205

* Cash is represented by funds held in trust and cash and term deposits.

Cash interest received was $1,290 (2001 – $1,435).

Solana Petroleum Corp.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

1 Going concern

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At December 31, 2002, the company had accumulated losses amounting to $6,229,343 with current year losses of $215,825 and a working capital deficiency of $352,895. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 10.

2 Significant accounting policies

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned Cayman Islands subsidiary, Solana Petroleum Exploration (Colombia) Limited and its wholly owned US subsidiaries, Solana Petroleum California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Petroleum and natural gas properties

The company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion.

Depletion of exploration and development costs and depreciation of production equipment is provided for on a unit-of-production method based upon estimated proved petroleum and natural gas reserves.

The carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and future site restoration and abandonment costs, is compared quarterly to the estimated undiscounted value of future net cash flows from proved oil and gas reserves, based on current prices and costs, and estimated fair value of unproved properties, less estimated future general and administrative expenses,

financing costs and income taxes. Should this ceiling test indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

Joint operations

Substantially all of the company's petroleum and natural gas operations are conducted jointly with others. These financial statements reflect only the company's proportionate interest in such activities.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2002 and 2001.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for 2002 were 20,289,055 (2001 – 18,232,718). Diluted weighted average shares outstanding for 2002 were 20,289,055 (2001 – 20,289,055).

Stock options

The company does not record compensation expense in respect of stock options granted to their directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at December 31, 2002 and 2001 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their estimated market values.

3 Colombian operations

In prior years, the company purchased a 38.125% participating interest in an oilfield exploration program ("Tapir") in Colombia, South America which had received Colombian Government approval.

On October 31, 1999, the company entered into an agreement to purchase an additional 11.875% participating interest in the Tapir exploration program. Under the terms of this agreement, the company was to be responsible for 11.875% of the costs and expenses of joint operations attributable to this interest effective from August 1, 1999. The purchase price was to be satisfied by the company issuing 3,000,000 common shares to the vendor on closing and the purchase was conditional upon receiving final approval by the Colombian Government entities.

Final approval was not received from the Colombian Government entities, the common shares were not issued and the agreement to purchase the additional 11.875% was abandoned.

On December 1, 2000, the company entered into a settlement agreement and mutual release whereby they assigned their 38.125% interest in the Tapir exploration program to various parties. In exchange for their interest, the assignees assumed all unpaid liabilities relating to development of the 38.125% interest in the Tapir exploration program. As the company has disposed of its Tapir interest, capitalized costs related thereto were charged to operations in fiscal 2000.

On June 15, 1998, Solana Petroleum Exploration (Colombia) Limited ("Exploration") executed an Option Agreement whereby Exploration may elect to farm-in to obtain a 50% working interest in an oilfield exploration program ("Caño Caranal") in Colombia, South America. Under the terms of the agreement, Exploration made a non-refundable option payment of US $25,000 on June 17, 1998. On August 31, 1998, Exploration exercised its option and entered into a Farmout Exploration Agreement to obtain the 50% working interest in Caño Caranal, by incurring exploration expenditures of US $1,080,000, of which approximately US $320,000 has been expended, or the cost of completing a fifty kilometre seismic survey of the project, whichever is less. On August 31, 1998 Exploration entered into a Joint Operating Agreement regarding Caño Caranal. The agreement requires that Exploration contribute 50% of direct exploration costs plus interest charges calculated at 2% - 5% of annual expenditures with a minimum of $10,000 per month. The company has also entered into a Technical and Administrative Services Agreement related to Caño Caranal effective June 15, 1998. Participation in Caño Caranal is subject to approval by Colombian Government entities. Due to the social conditions, fulfilment of the commitment had been postponed by mutual consent of the parties to the agreement, including the Colombian Government entities.

During the 2000 fiscal year, Exploration did not contribute their share of overhead costs related to these agreements. As a result, Exploration no longer has any interest in this property and the capitalized costs relating to this property (approximately $480,000) were charged to operations in fiscal 2000.

On October 4, 2002, Exploration executed a Sales and Purchase Agreement (the "Purchase") with Petrobras Colombia Limited, a subsidiary of the Brazilian state oil company ("Petrobras"), to purchase 90% of Petrobras' Participating Interest in the Magangue Association Contract, which includes the Guepajé Natural Gas Field (the "Gas Field") located in the Lower Magdalena Basin of Northwestern Colombia. The company made refundable deposits totalling US$1,169,250 to Petrobras as specified under the terms of the Purchase and US$95,000 to the Columbian government for taxes related to the purchase. Additional funds totalling US$41,380 were used to purchase equipment related to the Gas Field. The closing of the Gas Field purchase (including transfer of ownership to the company) was subject to the approval of ECOPETROL, the Colombian state oil company, which, as of December 31, 2002, had not been received. Therefore, as of year-end, the company did not have title, operatorship or cash flow from the Gas Field.

4 United States operations

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees were available for the company's own purposes. To date no other exploratory prospects in California have been identified. Consequently, the balance of $641,711 (US $406,250) remains as long-term unsecured accounts payable to the participants.

On November 19, 1999, the company entered into an Exploration Agreement and paid a prospect fee of US $100,000 to obtain a 25% working interest and 17.5% net revenue interest, before payout, in the Hoff #1 well being drilled in Roane County, West Virginia, USA. The company concurrently sold one-half of this interest to another investor who agreed to contribute the entire prospect fee and one-half of the company's share of drilling costs of US $400,000. All required funds were advanced to the operator, however, the well incurred significant cost overruns. In October 2000, the company entered into a settlement agreement and mutual release whereby it assigned its entire interest in the Exploration Agreement to the operator. In exchange, the operator granted the company a 2.5% gross overriding royalty interest in the well and agreed to assume all unpaid liabilities of the company relating to the Exploration Agreement. As the company effectively disposed of its interests in the United States, the capitalized costs were charged to operations in 2000.

5 Property, plant and equipment

			2002	2001
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	5,122	1,090	4,032	300
Computer equipment	18,340	6,462	11,878	2,390
	23,462	7,552	15,910	2,690

6 Amounts receivable from directors and officers

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $94,672 and $16,733 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

7 Capital stock

Authorized
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares
- Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of shares	Amount $
Balance as at December 31, 2000	17,205,900	5,682,103
Issued	3,083,155	308,315
Share issue costs	-	(633,051)
Balance as at December 31, 2001 and 2002	20,289,055	5,357,367

On April 20, 2001, the company entered into an agreement to issue, through a private placement, 3,083,155 units at $0.10 per unit. Each unit consisted of one common share and one half warrant. A full warrant would allow the investor to purchase an additional common share at $0.15 per share within six months. 3,063,155 of the units issued were purchased by a director of the company.

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the shareholders. The promissory notes have an interest rate of 6% and are due on demand.

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At December 31, 2002, 571,340 (2001 – 571,340) options had been granted under the following terms:

Number of shares	Option price $	Expiry date
421,340	0.50	October 22, 2003
150,000	0.17	September 22, 2005

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

8 Income taxes

For income tax purposes, the company has losses carried forward of approximately $813,000 which can be used to reduce future years' taxable incomes. The losses expire as follows:

	$
2005	103,000
2007	245,000
2008	249,000
2009 and thereafter	200,000

In addition, the company will be able to claim share issue costs of approximately $506,000 against future years' taxable incomes.

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to losses for the period. The expected tax rate used was 36.74% (2001 – 43.10%). The principle reasons for the differences are as follows:

	2002 $	2001 $
Statutory income tax rate	36.74%	43.10%
Expected tax recovery	79,294	107,155
Tax benefit of losses not recognized	(79,294)	(107,155)
	-	-

Future income tax asset consists of the following:

	2002 $	2001 $
Non-capital loss carryforwards	298,696	257,143
Share issue costs	185,904	218,086
Valuation allowance	(484,600)	(475,229)
	-	-

9 Related party transactions

The company has entered into agreements whereby certain directors were paid approximately $30,000 (2001 – $93,000) for consulting and management fees. Of that total, approximately $nil (2001 – $ nil) was capitalized in petroleum and natural gas properties and the balance is included in management fees expense.

10 Subsequent events

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest in the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the sale agreement, the purchasers will make future cash payments totalling $225,000 to Solana, assume existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation. Messrs. Hewitt and Newton resigned from the company's Board of Directors as of December 31, 2002.

Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario corporation, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 410 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per unit for a total purchase price of $1,000,000. The issuance of these shares are subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, but not to exceed 1 new share for 10 old shares. These approvals will be sought at the upcoming meeting of the shareholders of the company. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares are subject to shareholder and Exchange approval.

SOLANA PETROLEUM CORP.
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited - See Compilation Report)
AS AT JUNE 30, 2003

	SOLANA PETROLEUM CORP.	PRO-FORMA ADJUSTMENTS	NOTES	PRO-FORMA CONSOLIDATION
ASSETS				
Current assets				
Cash	$ (55)	$ 375,000	(b)	$ 374,945
Accounts receivable	100,000	-		100,000
Prepaid expenses	53,077	-		53,077
	153,022	375,000		528,022
Mineral properties	14,558	50,000	(a)	64,558
Capital assets (net)	1,883			1,883
Amounts receivable from directors and officers	121,475	-		121,475
	$ 290,938	$ 425,000		$ 715,938
LIABILITIES				
Current liabilities				
Accounts payable	$ 38,045	$ 60,013	(c)	$ 98,058
Share subscriptions repayable	29,650	-		29,650
	67,695	60,013		127,708
Due to California Syndicate	547,422	-		547,422
	615,117	60,013		675,130
SHAREHOLDERS' EQUITY				
Share capital	5,684,102	50,000	(a)	6,134,102
		400,000	(b)	
Less: Share issue costs	(633,051)	(25,000)	(b)	(658,051)
	5,051,051	425,000		5,476,051
Deficit	(5,375,230)	(60,013)	(c)	(5,435,243)
	(324,179)	364,987		40,808
	$ 290,938	$ 425,000		$ 715,938

84

SCHEDULE “D”

PRO FORMA FINANCIAL STATEMENTS OF THE CORPORATION AS AT JUNE 30, 2003

8

SOLANA PETROLEUM CORP.
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited - See Compilation Report)
AS AT JUNE 30, 2003

	SOLANA PETROLEUM CORP.	PRO-FORMA ADJUSTMENTS	NOTES	PRO-FORMA CONSOLIDATION
ASSETS				
Current assets				
Cash	$ (55)	$ 375,000	(b)	$ 374,945
Accounts receivable	100,000	-		100,000
Prepaid expenses	53,077	-		53,077
	153,022	375,000		528,022
Mineral properties	14,558	50,000	(a)	64,558
Capital assets (net)	1,883			1,883
Amounts receivable from directors and officers	121,475	-		121,475
	$ 290,938	$ 425,000		$ 715,938
LIABILITIES				
Current liabilities				
Accounts payable	$ 38,045	$ 60,013	(c)	$ 98,058
Share subscriptions repayable	29,650	-		29,650
	67,695	60,013		127,708
Due to California Syndicate	547,422	-		547,422
	615,117	60,013		675,130
SHAREHOLDERS' EQUITY				
Share capital	5,684,102	50,000	(a)	6,134,102
		400,000	(b)	
Less: Share issue costs	(633,051)	(25,000)	(b)	(658,051)
	5,051,051	425,000		5,476,051
Deficit	(5,375,230)	(60,013)	(c)	(5,435,243)
	(324,179)	364,987		40,808
	$ 290,938	$ 425,000		$ 715,938

SOLANA PETROLEUM CORP.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited - See Compilation Report)

JUNE 30, 2003

1. BASIS OF PRESENTATION

The accompanying unaudited proforma consolidated balance sheet of Solana Petroleum Corp. ("Solana") have been prepared by management in accordance with accounting principles generally accepted in Canada from information derived from the consolidated financial statements of Solana for the six month period ended June 30, 2003 and the year ended December 31, 2002 together with other information available to Solana. The unaudited pro forma consolidated balance sheet has been prepared for inclusion in the information circular relating to the purchase of Mineral Properties from Hexagon Gold (Ontario) Ltd. ("Hexagon") and the concurrent private placement financing of $400,000. In the opinion of management of Solana, this pro forma consolidated balance sheet includes all adjustments necessary for fair presentation of the transactions as described below.

The unaudited pro forma consolidated balance sheet should be read in conjunction with the unaudited June 30, 2003 and the audited December 31, 2002 consolidated financial statements of Solana Petroleum Corp.

The unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position which would have resulted if the purchase of the Mineral Properties had actually occurred on June 30, 2003.

The pro forma adjustments reflected in the unaudited pro forma consolidated balance sheet are described in notes 2(a) through 2(c).

2. PRO FORMA ASSUMPTIONS

The unaudited pro forma consolidated balance sheet gives effect to the acquisition of the Mineral Properties from Hexagon with the purchase price satisfied with the issuance of 5,000,000 post share consolidation common shares of the Corporation.

SOLANA PETROLEUM CORP.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited - See Compilation Report)
JUNE 30, 2003

2. PRO FORMA ASSUMPTIONS CONTINUED

In conjunction with the Mineral Properties transaction, Solana will issue in a private placement 2,000,000 post share consolidation common shares at $0.20 per share for gross proceeds of $400,000.

Completion of the transaction is subject to TSX Venture Exchange Inc.regulatory approval, approval of the shareholders of Solana Petroleum Corp. and a successful concurrent private placement financing of $400,000, all expected to occur by October 31, 2003.

This Pro Forma Consolidated Balance Sheet gives effect to the following transactions:

a. Purchase of Mineral Properties
The acquisition of the Hexagon Mineral Properties in consideration for the issuance of 5,000,000 post share consolidation common shares of the Corporation at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.01, the transaction is valued at: 5,000,000 common shares X $0.01 = $50,000.

b. Concurrent Financing
The private placement issuance of 2,000,000 post share consolidation common shares at a price of $0.20 per share for cash of $400,000 less issue costs of $25,000.

c. Transaction Costs
Estimated cash cost of $75,000 to complete the share consolidation, name change and issuance of 5,000,000 post consolidation shares. Of this estimated total cash cost, $14,987 was previously booked in accounts payable as at June 30, 2003, leaving an estimated balance of $60,013 due upon completion of the acquisition of the Mineral Properties.

SOLANA PETROLEUM CORP.
NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited - See Compilation Report)
JUNE 30, 2003

3. PRO FORMA SHARE CAPITAL

Solana Petroleum Corp's. pro forma share capital following the share consolidation, the acquisition of the Mineral Properties and the concurrent private placement financing is as follows:

	Number	Amount
Solana shares outstanding June 30,2003	17,225,900	$5,684,102
4 - 1 Share Consolidation	4,306,475	$5,684,102
Shares issued Hexagon Mineral Properties	5,000,000	50,000
Shares issued Private Placement	2,000,000	400,000
	11,306,475	$6,134,102

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the Pro Forma Consolidated Balance sheet include those disclosed in the December 31, 2002 Consolidated Financial Statements of Solana Petroleum Corp.

SCHEDULE "E"

AUDITED SCHEDULE OF EXPENDITURES FOR HEXAGON GOLD (ONTARIO) LTD. FOR THE YEARS ENDED DECEMBER 31, 2002, DECEMBER 31, 2001 AND DECEMBER 31, 2000

BDO

BDO Dunwoody LLP
Chartered Accountants
and Consultants

375 Scott Street
Fort Frances Ontario Canada P9A 1H1
Telephone: (807) 274-9848.
Telefax: (807) 274-5142

Auditors' Report on Schedule of Expenditures

To Whom It May Concern:

We have audited Hexagon Gold (Ontario) Ltd.'s expenditures, for the years ended December 31, 2000, 2001 and 2002 as established by TSX Venture Exchange Policy 5.4 (as of August 18, 2003) under Section 4.4 ("Junior Explorer Issuers"), which are defined as "out of pocket costs incurred by the vendor in Arm's Length transactions, including the acquisition cost of the property by the vendor". This financial information is the responsibility of Hexagon Gold (Ontario) Ltd. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the financial information presents fairly, in all material respects, the expenditures of Hexagon Gold (Ontario) Ltd., for the years ended December 31, 2000, 2001 and 2002, in accordance with the criteria established by TSX Venture Exchange Policy 5.4 (as of August 18, 2003) under Section 4.4 ("Junior Explorer Issuers"), which are defined as "out of pocket costs incurred by the vendor in Arm's Length transactions, including the acquisition cost of the property by the vendor".

BDO Dunwoody LLP

Chartered Accountants

Fort Frances, Ontario
September 9, 2003

Hexagon Gold (Ontario) Ltd.
Schedule of Expenditures

For the year ended December 31	2002	2001	2000	Total
Accounting fees	$ 401	$ 467	$ -	$ **868**
Assay expense	-	-	4,948	**4,948**
Bank charges	109	55	59	**223**
Computer lease	1,100	463	934	**2,497**
Consulting fees – development report	8,369	-	-	**8,369**
Drilling	-	-	22,985	**22,985**
Fuel	-	977	1,356	**2,333**
Legal fees	200	1,907	1,500	**3,607**
Licences and permits	-	4,802	15,353	**20,155**
Milling expenses	20,360	-	-	**20,360**
Property option payments	33,850	68,687	76,390	**178,927**
Shipping and freight	-	37	3,537	**3,574**
Supplies	185	2,621	18,058	**20,864**
Storage	300	-	-	**300**
Subcontractors - construction	-	-	24,821	**24,821**
- exploration	-	5,250	10,000	**15,250**
Travel	560	-	-	**560**
Total expenditures	65,434	85,266	179,941	**330,641**
Less:				
Non-arm's length property options payments	(33,850)	(68,687)	(51,390)	**(153,927)**
Non-arm's length subcontractors	-	-	(6,140)	**(6,140)**
Total qualifying expenditures	$ 31,584	$ 16,579	$ 122,411	$ **170,574**

SCHEDULE "F"

STOCK OPTION PLAN

93

Schedule "F"

SOLANA PETROLEUM CORP.

STOCK OPTION PLAN (the "Plan")

1. Purpose of the Plan

The purpose of the Plan is to assist SOLANA PETROLEUM CORP. (the "Corporation") in attracting, retaining and motivating directors, key officers, employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares of the Corporation.

2. Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed and of any governmental authority or regulatory body to which the Corporation is subject.

3. Administration

The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan "board of directors" shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4. Number of Shares Under Plan

A maximum number of common shares equal to 10 percent of the issued and outstanding common shares of the Corporation, from time to time, (the "Optioned Shares") shall be reserved, set aside and made available for issuance in accordance with the Plan. In no event shall options be granted, without regulatory approval, entitling any single individual to purchase in excess of five percent (5%) of the then outstanding shares in the Corporation in any 12 month period and no more than two percent (2%) of the optioned shares may be issued to any one consultant in any 12 month period. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5. Eligibility

Options may be granted under the Plan to any person who is a director, officer, employee or consultant of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant under the Plan (a "Participant"). The Corporation represents and confirms that any Participant under the Plan will be a bona fide director, officer, employee or consultant of the Corporation. Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the board of directors.

6. Shareholder Approval

The Corporation will be required to obtain disinterested shareholder approval for the reduction in the exercise price of Optioned Shares where the Optionee is an insider.

7. Terms and Conditions

(a) Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the common shares of the Corporation on the TSX Venture Exchange, or such other exchange on which the common shares are listed at the time of the grant of the option, less the maximum discount permitted under the policies of the TSX Venture Exchange or such other exchange on which the common shares are listed, or such other price as may be agreed to by the Corporation and approved by the TSX Venture Exchange or such other exchange on which the common shares are listed.

(b) Option Agreement

All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the "Option Agreement") in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any one director or officer of the Corporation.

(c) Length of Grant

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

(d) Non-Assignability of Options

An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Participant and only by the Participant.

(e) Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f) Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the transfer agent and registrar of the common shares of the Corporation to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g) Rights of Participants

The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(h) Third Party Offer

If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an Offer to purchase all of the common shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

(i) Alterations in Shares

In the event of a share dividend, share split, issuance of shares or instruments convertible into common shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfilment of any conditions or restrictions on such exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

(j) Termination

Subject to paragraph 6(k), if a Participant is dismissed as an officer, employee or consultant by the Corporation or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall terminate immediately upon such dismissal, notwithstanding the original term of the option granted to such Participant under the Plan.

(k) Disability or Retirement

Notwithstanding paragraph 6(j), if a Participant ceases to be an officer, employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement at the normal retirement age prescribed by the Corporation pension plan;

(c) resignation; or

(d) such other circumstances as may be approved by the board of directors;

such Participant shall have the right for a period not exceeding 90 days from the date of ceasing to be an officer, employee, consultant or director (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be an officer, employee, consultant or director. Upon the expiration of such 90 days period (or such earlier expiry date as provided for in the Option Agreement) all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan. In the event that the Participant is engaged in investor relations activities, the 90 day period is abbreviated to 30 days.

(l) Deceased Participant

In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period not exceeding one year from the date of death of the deceased Participant (or such shorter period being, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant's option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

8. Amendment and Discontinuance of Plan

The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

9. No Further Rights

Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any common shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

10. Compliance with Laws

The obligations of the Corporation to sell common shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

11. Gender

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

SCHEDULE "G"

CHANGE OF AUDITOR PACKAGE

98

September 19, 2003

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB T2P 3C4

-and to-

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

-and to-

Saskatchewan Securities Commission
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7

-and to-

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 3100, 111 - 5th Avenue S.W.
Calgary, AB T2P 5L3

-and to-

DNTW Chartered Accountants, LLP
Suite 101, 5917 - 1A Street S.W.
Calgary, AB T2H 0G4

Dear Sirs:

NOTICE OF CHANGE OF AUDITOR

1. This Notice is made pursuant to National Policy No. 31 - Change of Auditor of a Reporting Issuer.

2. DNTW Chartered Accounts, LLP were appointed the auditors of Solana Petroleum Corp. (the "Corporation") on September 17, 2003. PricewaterhouseCoopers LLP, Chartered Accountants have resigned as auditors of the Corporation as at September 17, 2003.

3. The directors of the Corporation have appointed DNTW Chartered Accountants, LLP to fill the vacancy in the office of the auditor as at September 17, 2003.

U.S. Inquiries:
c/o Hexagon Resources, Inc.
121 East Birch Avenue, Suite 508, Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107/ E-mail: solanapetroleum@aol.com

SOLANA
Petroleum Corp.

4. There have been no reservations in the auditor's report for any period subsequent to the most recently completed period for which an audit report was issued and preceding the effective date of the resignation.

5. There have been, in the opinion of the Corporation, no reportable events, as that term is defined in Part 3 of National Policy No. 31.

6. The directors of the Corporation have reviewed and approved the Reporting Package, as that term is defined in paragraph 4.2 of National Policy No. 31.

Yours truly,

SOLANA PETROLEUM CORP.

Per: *"Eric A. Gavin"*
Eric A. Gavin
Chief Financial Officer

October 7, 2003

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

Saskatchewan Securities Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan
S4P 3V7

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
CHANGE OF AUDITORS

We have been requested by the Corporation to advise you that, based on our knowledge at this time, we confirm the information contained in the Notice of Change of Auditor sent to us by the Corporation.

A copy of the Corporation's Notice is attached to this letter.

Yours truly,

"DNTW CHARTERED ACCOUNTANTS, LLP"

DNTW CHARTERED ACCOUNTANTS, LLP
Chartered Accountants

101

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

October 7, 2003

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S. W.
Calgary, Alberta
T2P 3C4

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Saskatchewan Securities Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7

Dear Sirs:

Solana Petroleum Corp. (the "Corporation")

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted corporation dated September 19, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

JEL/kd

10

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

October 7, 2003

Mr. Eric A. Gavin
Solana Petroleum Corp.
c/o Hexagon Resources, Inc.
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona
86001

To the Shareholders of the Corporation

We give notice that we are resigning as auditors of Solana Petroleum Corp. with effect from September 17, 2003. There are no circumstances connected with our resignation which we consider should be brought to the notice of the shareholders or creditors of Solana Petroleum Corp.

Yours truly,

PricewaterhouseCoopers LLP

Chartered Accountants

JEL/kd

CONFIRMATION

The undersigned directors of SOLANA PETROLEUM CORP. (the "Corporation") confirm that they have reviewed the Notice of Change of Auditor, the letter from the former auditor (PricewaterhouseCoopers LLP) and the letter from the successor auditor (DNTW Chartered Accountants, LLP) (together, the "Reporting Package") and that they approve the filing of the Reporting Package with the Alberta Securities Commission, the British Columbia Securities Commission and the Saskatchewan Securities Commission.

This confirmation may be executed in counterpart or by facsimile signature, either of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

DATED: September 19, 2003

"J. Bruce Carruthers II"	*"John A. Bolen"*
J. BRUCE CARRUTHERS II	**JOHN A. BOLEN**
"William W. Root"	*"William F. Mudon"*
WILLIAM W. ROOT	**WILLIAM F.MUDON**

82-4931

SOLANA PETROLEUM CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON DECEMBER 22, 2003

Proxy Solicited By Management of Solana Petroleum Corp.

The undersigned shareholder of Solana Petroleum Corp. (the "Corporation") constitutes and appoints:

J. BRUCE CARRUTHERS II, President and Director of the Corporation,

or failing him

WILLIAM W. ROOT, a director of the Corporation,

or instead of either of the above:

____________________ of ________________________

as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on December 22, 2003, and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1. [ ] Vote [ ] Withhold from voting
   In respect of the election as directors of the nominees referred to in the Information Circular issued in connection with the meeting.

2. [ ] Vote [ ] Withhold from voting
   In respect of the appointment of DNTW Chartered Accountants, LLP as auditors until the next annual meeting of shareholders and the authorizing of the directors to fix the auditor's remuneration.

3. [ ] For [ ] Against
   In respect of the acquisition of a 100% property interest in approximately 411 square kilometres of mineral claims, leases and options located in northwestern Ontario from Hexagon Gold (Ontario) Ltd. for a total acquisition price of $1,000,000 pursuant to a Reverse Take-Over Transaction (as such term is defined in TSX Venture Exchange Policy 5.2).

4. [ ] For [ ] Against
   In respect of changing the Corporation's name to Q-Gold Resources Ltd., or such other name as may be approved by the Board of Directors and is acceptable to the Registrar of Companies and the TSX Venture Exchange.

5. [ ] For [ ] Against
   In respect of approving the Corporation's stock option plan.

6. [ ] For [ ] Against

To approve and adopt, with or without modification, the special resolution as more particularly set forth in the Information Circular accompanying this Instrument of Proxy relating to the authorization of the Board of Directors to amend the Articles of the Corporation to consolidate the common shares of the Corporation up to a nine (9) for one (1) basis.

7. On any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

In the absence of any specification above, the indicated appointee shall be deemed to have been granted authority to vote the shares represented by this proxy in favour of the election of directors, the appointment of the auditors, approving the Reverse Take-Over, approving the change of the Corporation's name to Q-Gold Resources Ltd., approving the stock option plan and approving the consolidation of the common shares of the Corporation, all as indicated in the Information Circular.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by the Corporation, and must be received at the offices of Alberta Compliance Services, #602, 304 – 8th Avenue S.W., Calgary, Alberta, T2P 1C2 not less than forty-eight hours (excluding Saturdays, Sundays and statutory holidays) before the annual meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this ____ day of __________, 2003.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

82-4931

Solana Petroleum Corp.
(the "Corporation")

Supplemental Mailing List

RETURN CARD

National Instrument 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's supplemental mailing list to receive quarterly financial statements of the Corporation.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive quarterly financial statements of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

Solana Petroleum Corp.
c/o Alberta Compliance Services Inc.
602 – 304 – 8th Avenue S.W.
Calgary, Alberta T2P 1C2

☐ I would like to receive quarterly financial statements by regular mail

☐ I consent to receive quarterly financial statements via electronic mail

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of Solana Petroleum Corp.

____
Signature of Shareholder

Dated ____________________, 2003

82-4931

ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF SOLANA PETROLEUM CORP.

MESSAGE FROM THE CHAIRMAN

CORPORATE REORGANIZATION AND ACQUISITION OF ONTARIO GOLD MINES

Dear Shareholders,

The year 2003 has been a "watershed" year for Solana Petroleum Corp., as in January, after five years of petroleum exploration in Colombia, it sold its interests in Colombia. The difficult security situation and the inability to raise capital for Colombian investments prompted our decision. As a result, Management's efforts during the year have been devoted to reorganizing and reactivating the company to provide what we feel is an outstanding new profit opportunity for the Corporation and its shareholders - the purchase of a major Mine Centre, Ontario gold property. It consists of 102,000 acres of highly prospective gold, silver and base metal mining claims and leases acquired from Hexagon Gold Ontario Ltd. ("Hexagon"). The purchase is a Related Party Transaction (the "Transaction"), the details of which are fully disclosed in the Information Circular included herein.

The properties are located in Pre-Cambrian "Greenstone Belt" rocks at Bad Vermilion Lake near Mine Centre, in Northwestern Ontario, near the U.S. border. "Greenstone" rocks host many of the world's (and Ontario's) most important gold deposits. The purchase includes the historic Foley and Golden Star Gold Deposits, where over 16,000 ounces of gold were mined in the 1890's. A published report by the Ontario Geologic Survey in 1998 shows 40,000 tons of "proven/probable ore reserves" at the Foley Mine and 400,000 tons of "speculative" ore, all grading 0.5 ounces of gold per ton ("opt").

The properties also contain over 100 surface quartz veins where gold values have been recorded, the principal of which have consistently assayed 0.5 opt or more. The purchase also includes over 45 kilometers of virtually unexplored, deep-seated faults and accompanying "shear zones", containing numerous surface gold occurrences and indicated conductive (metallic) bodies at depth. It also includes prospective kimberlite (diamond) pipes identified from aeromagnetic survey interpretations, 12 of which have been deemed "high priority" for future exploration.

Rehabilitation and development of the Foley Gold Mine will be Q-Gold's primary objective in the coming year. Here, both drilling and underground "drifting" in 1925 reported encountering "mill grade" gold ore (0.45 to 2.7 opt) in substantial quantities at various intervals from 450' to at least 1,000'. Six deep (2,000 feet) drill hole locations have been determined and after the $400,000 private placement described herein is completed, drilling will commence to test the high grade gold Foley "deposit" reported by British Canadian.

The Transaction, for which shareholder approval is hereby being sought, will require the Corporation to change its name to Q-Gold Resources Ltd. ("Q-Gold"). Shareholders are also being asked to approve a consolidation of the Corporation's common shares on a basis from four (4) old for one (1) new, up to nine (9) for (1). Hexagon will receive Q-Gold shares in return for

the $1.0 million purchase price, which has been established for the Transaction. Ninety percent of those shares will be escrowed and released over a 3-year period.

Solana presently has 17,225,900 common shares issued and outstanding (17,797,240 fully-diluted). After the above share consolidation, a significant reduction in the number of issued and outstanding shares of the new Q-Gold will result. This will facilitate further financing activities in connection with deep drilling on the Foley gold deposit, as well as advanced exploration on both the new company's Golden Star gold deposit and its associated gold-bearing "shear zones".

On September 17, 2003, William F. Mudon of Denver, Colorado, was appointed to fill a vacancy on the Board of Directors. Mr. Mudon, an attorney licensed to practice in Colorado and Wyoming, and a Contract Landman, has extensive experience in the mining industry, which we welcome. His past employers include, among others, Goldfields Mining Corp., Golden Phoenix Minerals Inc. and Echo Bay Mines Corp.

As Gold's "fundamentals" continue to improve in view of the continuing weakening of the U.S. Dollar, I feel that, with the forecast price of gold approaching US$400/ oz., we have found a great potential profit opportunity in the Ontario gold properties to be acquired via the Transaction.

Thank you for your continued support.

Most sincerely,
"J. Bruce Carruthers II"
Chairman

82-4931

GLOBAL CORPORATE COMPLIANCE INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fax (403) 216-8459
email: info@globalcci.com

REVISED

November 20, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to revise the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~November 28, 2003~~ December 22, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	November 3, 2003
RECORD DATE FOR VOTING	November 3, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	November 3, 2003
MATERIAL MAIL DATE	~~November 4, 2003~~ November 25, 2003
BUSINESS	Non-Routine

Yours truly,
GLOBAL CORPORATE COMPLIANCE INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Trust Company of Canada (for your information only)

82-4931

SOLANA PETROLEUM CORP.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

82-4431

SOLANA PETROLEUM CORP.
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2003
(Unaudited - Prepared by Management)

	SEPTEMBER 30 2003	DECEMBER 31 2002
ASSETS		
Current Assets		
Funds held in trust	$ -	$ 7,108
Cash and term deposits	13,570	10,708
Accounts Receivable	-	3,877
Prepaid Expenses	90,798	774
Deposits on petroleum and natural gas properties (Note 3)	-	2,062,373
Current portion of amounts receivable from directors and officers	2,774	4,685
	107,142	**2,089,525**
Mineral Properties	**25,280**	**-**
Property Plant and Equipment (Note 5)	**1,883**	**15,910**
Promissory Notes Receivable (Note 6)	**122,287**	**106,720**
TOTAL ASSETS	**256,592**	**2,212,155**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 62,397	$ 106,330
Share subscriptions repayable (Note 7)	29,650	2,336,090
	92,047	**2,442,420**
Funds for future California Syndicate AFE (Note 4)	**547,422**	**641,711**
Share capital (Issued 17,225,900 shares) (Note 7)	5,684,102	5,990,418
Less: Share issue costs	(663,051)	(633,051)
	5,021,051	**5,357,367**
Deficit	(5,403,928)	(6,229,343)
	(382,877)	(871,976)
	$ 256,592	**$ 2,212,155**

ON BEHALF OF THE BOARD:

"J. BRUCE CARRUTHERS II"
J. Bruce Carruthers II, Director

"JOHN A. BOLEN"
John A. Bolen, Director

SOLANA PETROLEUM CORP.
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
SEPTEMBER 30, 2003
(Unaudited - Prepared by Management)

	THREE MONTHS ENDED SEPTEMBER 30 2003	THREE MONTHS ENDED SEPTEMBER 30 2002	NINE MONTHS ENDED SEPTEMBER 30 2003	NINE MONTHS ENDED SEPTEMBER 30 2002
REVENUE				
Interest Income	$ 2,774	$ 751	$ 2,774	$ 757
EXPENSE				
Accounting	28,288	18,029	28,488	20,833
Compliance and Agency Fees	6,133	-	16,541	-
Consultants	750	-	4,759	4,800
Insurance	-	-	215	2,510
Interest	1,376	483	2,189	606
Legal Fees	3,385	16,708	28,931	16,708
Management Fees (Note 8)	7,500	30,407	22,500	75,094
Miscellaneous Expenses	419	-	5,885	-
Office	10,140	32,229	30,682	42,377
Promotion and Investor Relations	-	5,961	5,811	18,099
Taxes	2,635	144	3,459	144
Travel	634	773	4,125	2,760
	61,259	104,734	153,584	183,931
INCOME (LOSS) BEFORE FOREIGN EXCHANGE	(58,485)	(103,983)	(150,810)	(183,174)
FOREIGN EXCHANGE GAIN (LOSS)	23,982	10,874	209,064	11,299
GAIN ON SALE OF SUBSIDIARIES (NOTE 9)	5,805	-	767,160	-
NET INCOME FOR THE PERIOD	(28,698)	(93,109)	825,414	(171,875)
DEFICIT, BEGINNING OF PERIOD	(5,375,230)	(6,092,284)	(6,229,343)	(6,013,518)
DEFICIT, END OF PERIOD	$ (5,403,928)	$ (6,185,393)	$ (5,403,929)	$ (6,185,393)
NET INCOME (LOSS) PER SHARE	(0.00)	(0.00)	0.05	(0.01)

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SOLANA PETROLEUM CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
SEPTEMBER 30, 2003
(Unaudited - Prepared by Management)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	2003	2002
Cash was provided by (used for)				
Operating Activities				
Net Income (Loss) for the period	$ (58,485)	$ (93,109)	$ 795,627	$ (171,875)
Changes in non-cash working capital items	(22,160)	(12,329)	(994,514)	(9,637)
	(80,645)	(105,438)	(198,887)	(181,512)
Investing Activities				
Mining Properties	(10,722)	-	(25,280)	-
Proceeds on sale of oil and natural gas properties	-	-	2,837,755	
Amounts receivable from directors and officers	(812)		(10,882)	
	(11,534)	-	2,801,593	-
Financing Activities				
Advances to related corporations	-	(287,628)	-	(298,278)
Promissory Notes Receivable	-	-	(225,000)	
Funds received from sale of subsidiaries	105,805	-	230,805	
Short term loan	-	957,223	-	1,024,687
Issue of share capital	-	-	(306,316)	
Share subscriptions repayable	-	-	(2,306,440)	
	105,805	669,595	(2,606,951)	726,409
Change in Cash (Decrease)	13,625	564,157	(4,246)	544,897
Cash, beginning of period	(55)	2,675	17,816	21,935
Cash, end of period	**$ 13,570**	**$ 566,832**	**$ 13,570**	**$ 566,832**

Solana Petroleum Corp.

Notes to Consolidated Financial Statements
September 30, 2003
(Unaudited – Prepared by Management)

1 Going concern

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At September 30, 2003 the company had accumulated losses amounting to $5,403,928. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 9.

2 Significant accounting policies

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned US subsidiaries, Solana California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Petroleum and natural gas properties

The company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion.

Depletion of exploration and development costs and amortization of production equipment is provided for on a unit-of-production method based upon estimated proved petroleum and natural gas reserves.

The carrying value of petroleum and natural gas properties, and production equipment, net of recorded future income taxes and future site restoration and abandonment costs, is compared quarterly to the estimated undiscounted value of future net cash flows from proved oil and gas reserves, based on current prices and costs, and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs and income taxes. Should this ceiling test indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

Solana Petroleum Corp.
Notes to Consolidated Financial Statements
September 30, 2003
(Unaudited – Prepared by Management)

Joint operations

Substantially all of the company's petroleum and natural gas operations are conducted jointly with others. These financial statements reflect only the company's proportionate interest in such activities.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2003 and 2002.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for the nine month period ended September 30, 2003 was 17,736,426 (2002 - 20,289,055). Diluted weighted average shares outstanding for the three month period ended September 30, 2003 were 17,225,900 (2002 - 20,289,055).

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at September 30, 2003 and December 31, 2002 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

3 Colombian operations

In prior years, the company purchased a 38.125% participating interest in an oilfield exploration program ("Tapir") in Colombia, South America which had received Colombian Government approval.

On October 31, 1999, the company entered into an agreement to purchase an additional 11.875% participating interest in the Tapir exploration program. Under the terms of this agreement, the company was to be responsible for 11.875% of the costs and expenses of joint operations attributable to this interest effective August 1, 1999. The purchase price was to be satisfied by the company issuing 3,000,000 common shares to the vendor on closing and the purchase was conditional upon receiving final approval by the Colombian Government entities.

Final approval was not received from the Colombian Government entities, the common shares were not issued and the agreement to purchase the additional 11.875% was abandoned.

On December 1, 2000, the company entered into a settlement agreement and mutual release whereby they assigned their 38.125% interest in the Tapir exploration program to various parties. In exchange for their interest, the assignees assumed all unpaid liabilities relating to development of the 38.125% interest in the exploration program. As the company has disposed of its Tapir interest, capitalized costs related thereto charged to operations in fiscal 2000.

On June 15, 1998, Solana Petroleum Exploration (Colombia) Limited ("Exploration") executed an Option Agreement whereby Exploration may elect to farm-in to obtain a 50% working interest in an oilfield exploration program ("Caño Caranal") in Colombia, South America. Under the terms of the agreement, Exploration made a non-refundable option payment of US, $25,000 on June 17, 1998. On August 31, 1998 Exploration exercised its option and entered into a Farmout Exploration Agreement to obtain the 50% w interest in Caño Caranal, by incurring exploration expenditures of US $1,080,000, of which approximately $320,000 has been expended, or the cost of completing a fifty kilometre seismic survey of the project, whichever is less. On August 31, 1998 Exploration entered into a Joint Operating Agreement regarding Caño Caranal. The agreement requires that Exploration contribute 50% of direct exploration costs plus interest charges calculated at 2% - 5% of annual expenditures with a minimum of $10,000 per month. The company has also entered into a Technical and Administrative Services Agreement related to Caño Caranal effective June 15, 1998. Participation in Caño Caranal is subject to approval by Colombian Government entities. Due to the social conditions, fulfillment of the commitment had been postponed by mutual consent of the parties to the agreement, including the Colombian Government entities"

During the 2000 fiscal year, Exploration did not contribute their share of overhead costs related to these agreements. As a result, Exploration no longer has any interest in this property and the capitalized costs to this property (approximately $480,000) were charged to operations in fiscal 2000.

On October 4, 2002, Exploration executed a Sales and Purchase Agreement (the "Purchase") with Petrobras Colombia Limited, a subsidiary of the Brazilian state oil company ("Petrobras"), to purchase 90% of Petrobras' Participating Interest in the Magangue Association Contract, which includes the Guepajé Natural Gas Field (the "Gas Field") located in the Lower Magdalena Basin of Northwestern Colombia. The company made refundable deposits totaling US$1,169,250 to Petrobras as specified under the terms of the Purchase and US$95,000 to the Colombian government for taxes related to the purchase. Additional funds totaling US$41,380 were used to purchase equipment related to the Gas Field. The closing of the Gas Field purchase (including transfer of ownership to the company) was subject to the approval of ECOPETROL, the Colombian state oil company, which, as of December 31, 2002, had not been received. Therefore, as of year-end, the company did not have title, operatorship or cash flow from the Gas Field.

82-4931

4 United States operations

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees were available for the company's own purposes. To date no other exploratory prospects in California have been identified. Consequently, the balance of $641,711 (US $406,250) remains as long-term unsecured accounts payable to the participants.

On November 19, 1999, the company entered into an Exploration Agreement and paid a prospect fee of US $100,000 to obtain a 25% working interest and 17.5% net revenue interest, before payout, in the Hoff #1 well being drilled in Roane County, West Virginia, USA. The company concurrently sold one-half of this interest to another investor who agreed to contribute the entire prospect fee and one-half of the company's share of drilling costs of US $400,000. All required funds were advanced to the operator; however, the well incurred significant cost overruns. In October 2000, the company entered into a settlement agreement and mutual release whereby it assigned its entire interest in the Exploration Agreement to the operator. In exchange, the operator granted the company a 2.5% gross overriding royalty interest in the well and agreed to assume all unpaid liabilities of the company relating to the Exploration Agreement. As the company effectively disposed of its interests in the United States, the capitalized costs were charged to operations in 2000.

5 Property, plant and equipment

			2003	2002
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	416	210	4,032
Computer equipment	6,334	4,661	1,673	11,878
	6,960	**5,077**	**1,883**	**15,910**

6 Amounts receivable from directors and officers

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25,2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

7 Share capital

Authorized
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares
- Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of shares	Amount $
Balance	20,289,055	5,990,418
Share issue costs	-	(633,051)
Balance as at December 31, 2002	20,289,055	5,357,367
Redeemed	(3,063,155)	(306,316)
Balance as at September 30, 2003	17,225,900	5,051,051

On April 20, 2001, the company entered into an agreement to issue, through a private placement, 3,083,155 units at $0.10 per unit. Each unit consisted of one common share and one half warrant. A full warrant would allow the investor to purchase an additional common share at $0.15 per share within six months. 3,063,155 of the units issued were purchased by a director of the company and have been cancelled as a result of the sale of the Colombian oil and natural gas properties on January 31, 2003 (see note 10)

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the investors. The promissory notes have an interest rate of 6% and are due on demand. The purchasers of the Colombian oil and natural gas properties assumed $2,306,440 of these promissory notes on January 31, 2003 (see note 10). The Company currently owes the balance of funds (totaling $29,650) received in connection with these private placements to three individual investors.

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At September 30, 2003 571,340 (2002 - 571,340) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
421,340	0.50	October 22, 2003
150,000	0.17	September 22, 2003

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

8 Related party transactions

The company has entered into agreements whereby certain directors were paid approximately $17,500 (2002 - $75,094) for consulting and management fees.

9 Restructuring transactions

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the agreement, the purchasers will make future cash payments totaling $225,000 to Solana, assume existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and assume all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation. Messrs. Hewitt and Newton resigned from the company's Board of Directors as of December 31, 2002.

Divestiture of US Subsidiary

On September 12, 2003, the company sold all of the shares of its wholly owned subsidiary Solana Energy Group Inc. ("SEG") (incorporated under the laws of the State of Nevada) to Solana Petroleum Exploration (Colombia) Limited (incorporated under the laws of the Cayman Islands and now owned by a group of private offshore investors) for cash US$5,000. SEG has no material assets or liabilities.

Option Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Option Agreement to acquire Ontario mining interests continued

Under the terms of the Hexagon Gold agreement, Solana 'will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.03, the transaction is valued at $50,000. The issuance of these shares are subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, bat not to exceed 1 new share for 9 old shares. The approvals will be sought at the upcoming meeting of the shareholders of the company. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John j Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares subject to TSX Venture Exchange Inc. regulatory approval, approval of the shareholders of Solana Petroleum Corp. and a successful concurrent private placement financing of $400,000, all expected to occur in early 2004.

82-4931

FORM 51-901F

Quarterly Report

Incorporated as part of:	______	Schedule A
	X	Schedules B & C

ISSUER DETAILS

NAME OF ISSUER:	Solana Petroleum Corp.
ISSUER ADDRESS:	121 E. Birch Ave., Suite 508 Flagstaff, Arizona 86001 U.S.A.
ISSUER PHONE:	928-779-0166
ISSUER FAX:	928-779-0107
CONTACT PERSON:	Eric A. Gavin
CONTACT'S POSITION:	V.P. Finance & Administration
CONTACT'S PHONE NUMBER:	928-779-0166
FOR QUARTER ENDED:	September 30, 2003
DATE OF REPORT:	November 28, 2003
CONTACT E-MAIL ADDRESS:	solanapetroleum@aol.com
WEB SITE ADDRESS:	www.solanapetroleum.com

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J. Bruce Carruthers II	**"J. Bruce Carruthers II"**	**November 28, 2003**
NAME OF DIRECTOR		**DATED**
John A. Bolen	**"John A. Bolen"**	**November 28, 2003**
NAME OF DIRECTOR		**DATED**

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

The only expenses incurred during the period were related to General and Administrative costs, which include $7,500 in Management Fees.

2. Related Party Transactions

See Note 8 to the attached Financial Statements ending September 30, 2003 (the "Financial Statements").

3.(a) Summary of Securities Issued During the Period

The Company did not issue any securities during the three-month period ending September 30, 2003.

3.(b) Summary of Options Granted During the Period

The company did not grant any options during the period.

4.(a)(b) Summary of Securities as at the End of the Reporting Period

Authorized:	Unlimited Common Shares with no par value
	Unlimited First Preferred Shares
	Unlimited Second Preferred Shares
Issued:	17,225,900
Value of Common Shares:	$5,021,051

4.(c) Summary of Options Outstanding as at the End of the Reporting Period

Security	Number	Exercise Price	Expiry Date
Options	421,340	$0.50	October 22, 2003
Options	150,000	$0.17	September 22, 2005

4.(d) Shares in Escrow as at the End of the Reporting Period

There are no shares in Escrow as of September 30, 2003.

5. List of Directors and Officers as at the End of the Reporting Period

J. Bruce Carruthers II	President, CEO, Director
Eric A. Gavin	Chief Financial Officer, VP Finance & Administration
Jack A. Bolen	Director
William W. Root	Director
William F. Mudon	Director

82-4931

SCHEDULE C
MANAGEMENT DISCUSSION

Solana Petroleum Corp. was incorporated in 1998 to acquire and develop petroleum exploration opportunities. As of the date of this filing, the company does not have any petroleum assets on its Balance Sheet. Management believes that shareholder value can be better attained in the Canadian mining industry and therefore has decided to focus its efforts and resources on building the company into a profitable North American mining entity.

On April 18, 2003, the Corporation executed an Option Agreement with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario Corporation, to acquire all of Hexagon Gold's mining interests in over 411 square kilometers of leases, claims and options near Mine Centre, in the Kenora and Thunder Bay Mining Divisions of Ontario (the "Mining Properties'). These holdings include both the historic Foley and Golden Star Mines near Bad Vermilion Lake, where total officially recorded gold production exceeded 16,000 ounces, primarily at the turn of the last century. (Please see note 9 to the Financial Statements for more information on this agreement.)

In addition, Solana has scheduled its Annual and Special Shareholders' Meeting for December 22, 2003. At this meeting, the shareholders of the Corporation will be asked to approve the acquisition of the Mining Properties through the issuance of five million post consolidation shares, to grant authorization to Solana's Board of Directors to effect a consolidation of the Corporation's common shares on a basis to be determined, up to nine (9) old shares for one (1) new share of the Corporation. The shareholders will also be asked to approve a name change of the Corporation from Solana Petroleum Corp. to Q-Gold Resources, Ltd.

In conjunction with the acquisition of the Mining Properties, Solana is seeking a private placement financing of $400,000 (the "Financing"). The Financing is intended to fund a work program on the Foley Mine consisting of a drill program designed to test an indicated ore body from 500 – 1,000 feet below the mine's existing workings. It is hoped that this financing can be closed soon after the shareholder meeting on December 22nd.

Inactive Issuer
The writeoff of the company's petroleum assets from its balance sheet, required by the company's auditors, caused the company to fall out of compliance with Tier 2 requirements as set out by the Exchange. Since the company was no longer meeting all Tier 2 requirements, the Canadian Venture Exchange (now the TSX Venture Exchange) designated the company an "Inactive Issuer" in accordance with Policy 2.6 on September 25, 2001.

Effective August 18th, trading of the company's shares has been transferred to the NEX, a new and separate board of the TSX Venture Exchange. The company's shares will resume trading on the TSX Venture Exchange upon completion of the company's reactivation plan, which involves the acquisition of the Mining Properties and financing of the work program described above.

Corporate Strategy
Management believes that the acquisition of the Mining Properties will provide its shareholders with a great opportunity to participate in a modern, coherent gold exploration program on this sizable land package, which includes the past producing Foley and Golden Star Mines, as well as most of the other significant mineral occurrences in the Mine Centre Area. The mining and management experience of J. Bruce Carruthers II and John (Jack) A. Bolen will proved invaluable to the Company and insure an efficient exploration program that will provide valuable data to thoroughly explore and eventually, it is hoped, develop these properties and transform the company into a profitable mining concern.

Liquidity and Solvency
The company is currently able to meet its financial obligations as they arise.